SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

                       NEW YORK REGIONAL RAIL CORPORATION
                       ----------------------------------
                 (Name of Small Business Issuer in Its Charter)

               Delaware                                       13-3881577
    ------------------------------                   ------------------------
    (State or Other Jurisdiction of                       (IRS Employer
    Incorporation or Organization)                      Identification No.)

                     4302 First Avenue, Brooklyn, NY, 11232
                    (Address of Principal Executive Offices)

                                 (718) 788-3690
                          ---------------------------
                (Company's Telephone Number, Including Area Code)

             Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class               Name Of Each Exchange On Which
      To Be So Registered                    Each Class Is To Be Registered


               None                                       None
------------------------------------      ----------------------------------


      Securities to be registered pursuant to Section 12(g) of the Act:

                         Common stock, $0.0001 par value
                                (Title of Class)

                                     PART I

Item 1. Description of Business.

      The Company was incorporated in Delaware on April 19, 1994 under the name Best Sellers Group, Inc. Between April 1994 and May 1996 the Company was involved in a number of business ventures, all of which have since been discontinued.

      In May 1996 the Company acquired all of the issued and outstanding common stock of New York Regional Rail Corporation ("NYRR"), a Delaware Corporation, in consideration for the issuance of 87,000,000 shares of the Company's common stock. NYRR is a short-line railroad which transports freight via barges across the New York City harbor. As a result of this acquisition, the Company changed its name to "New York Regional Rail Corp". NYRR currently owns 93% of New York Cross Harbor Railroad, Inc. ("NYCH"), a corporation which transports freight via barges across the New York City harbor, and a 95% interest in CH Proprietary, Inc. ("CHP"), a corporation which owns substantially all of the equipment used by NYCH in conducting its rail/barge freight transportation operation. Unless otherwise indicated, any reference to the Company includes NYRR and any reference to NYRR includes CHP and NYCH.

      In April 1999, the Company purchased a 51% interest in JS Transportation, Inc. ("JST"), in exchange for 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, which was incorporated in New Jersey in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. Unless otherwise indicated, any reference to the Company also includes JST.

      The Company's headquarters are located at 4302 First Avenue, Brooklyn, NY, 11232. The Company's telephone number is (718) 788-3690 and its facsimile number is (718) 788-4462.

Railroad Operations

      The Company is part of the national railroad system and holds a Surface Transportation Board certificate of convenience and necessity for the movement of rail freight by rail barge across the New York City harbor. The Company exchanges rail cars with the Canadian Pacific ("CP"), Norfolk Southern ("NS") and CSX Transportation ("CSX") railroads in New Jersey. In Brooklyn, the Company interchanges freight with the New York and Atlantic Railroad ("NYA").

      Operating from its main base of operations at the Bush Terminal in Brooklyn, New York, the Company receives railcars for transport to New Jersey and points beyond. Rail cars are loaded onto float barges, then by means of a tugboat they are ferried between the Bush Terminal and the Company's Greenville Yard in Jersey City, New Jersey. When the railcars arrive at the Greenville Yard, they are placed on the national rail network for further transportation. For incoming freight from New Jersey and points beyond, the Company reverses this operation and connects with the New York and Atlantic Railroad on the east side of New York harbor.

      Diesel-fueled locomotives are used by the Company to switch railcars at its Bush Terminal and Greenville facilities. Tugboat services are currently subcontracted from an independent company on a monthly basis.

      The Company's rail equipment consists of the following;

                                       Operational           Not Operational

      Locomotives                           3                       2
      Float bridges                         2                       4
      Float barges                          3                       1

      The Company has approximately 13 miles of track on the New Jersey and Brooklyn waterfronts. All of the Company's rail and bedrock are operational and in good working order. Float bridges serve as the rail link between the Company's float barges and the Company's land-based rail tracks. Two of the Company's three operational float barges are 40 ft. by 290 ft. and one is 41 ft. by 360 ft. Each float barge contains three rail tracks and can hold between seven and eighteen railcars depending upon the size of the railcars being loaded and the size of the car float used.

      The Bush Terminal in Brooklyn is currently operated by the Company on a month-to month permit with New York City. Although this facility is fully operational, it currently operates at less than 10% of its total capacity. The monthly rental of the Bush Terminal is $2,200. The Greenville Yard has always served as the primary rail car float facility in New Jersey and connects by rail to the Oak Island freight yard in Newark, New Jersey. The Greenville Yard is situated on a one-mile long, 14.86-acre parcel leased to the Company until 2023. The annual rental is $24,870 for the year 2001. From 2002 to 2023 the annual rental is $28,825. The lease agreement with Conrail also transferred all real property associated with the operation of the rail yard to the Company for $1.00.

      Approximately 55% of the freight transported by the Company is the result of tariff division agreements. As a result, the Company comprises part of the traffic route which a customer has chosen for freight shipments. Although the majority of this type of traffic involves railcars received from Norfolk
Southern and delivered to the New York and Atlantic Railroad, the Company carries freight for a wide variety of customers.

      The remaining 45% of the freight transported by the Company is on behalf of customers whose shipments originate in New York and are transported by the Company to its Greenville yard for shipment to other destinations.

      As of November 30, 2000, the Company had approximately 40 customers. During the periods indicated below the following customer accounted for more than 10% of the Company's revenues from its railroad operations.

                                   Year Ended         Nine Months Ended
      Customer                December 31, 1999       September 30, 2000
      --------                -----------------       ------------------

      Norfolk Southern               95%                     95%

      There are 10,950,000 estimated truck crossings per year in the New York City metropolitan area (a truck crossing occurs when a truck travels over a bridge or through a tunnel). In contrast, rail traffic into the New York City metropolitan area is estimated to be 19,500 railcars per year (a railcar holds the equivalent of three to four truckloads). The New York City metropolitan region is the only major economic area in the United States that has a freight transportation system that is almost completely dependent on its highway system. In the New York City metropolitan area, 97% of freight is moved via truck versus 3% by rail. All other major metropolitan regions are roughly balanced at 60% truck versus 40% via rail.

      In May 2000 the City of New York published a Major Investment Study entitled "Cross Harbor Freight Movement". The study was conducted by the New York City Economic Development Corporation to address shortcomings in New York City's freight transportation network. The study sighted specific problems due to the region's reliance on trucking. Among the issues addressed by the study was traffic congestion and the resulting delays in freight shipments.

      Modern "high-cube" cargo containers on trailers reach 13' 16" in height, exceeding Lincoln and Holland Tunnel vertical clearances, forcing more heavy-duty truck traffic onto the George Washington and Verazanno Narrows Bridges, increasing distance, time and truck freight costs into the region. The study indicated that increased use of a cross-harbor rail/float operation, such as that provided by the Company, is the most efficient means of moving rail freight throughout the New York City region. The 2.5 mile float barge trip across the New York City harbor takes approximately 45 minutes and eliminates a 35 to 50 mile truck trip across the New York City regional bridge, highway and tunnel system. As a result of the foregoing, the Company believes that a substantial portion of the freight presently transported by truck will in the future be transported by rail.

      Although the Company's current operating capacity is approximately 2,000 carloads per month, as of September 30, 2000, the Company was transporting approximately 250 carloads per month (a carload refers to one loaded rail car). Although this is an increase from periods prior to December 31, 1999 when the Company was transporting an average of approximately 140 carloads per month, the Company projects it will need to transport approximately 300 carloads per month in order to become profitable. The Company charges between $250 and $1,250 per carload depending upon the length and weight of the railcar, and the type of commodity being shipped.

      The Company believes that its revenues will continue to increase, in part, as a result of the June 1999 acquisition of Conrail by Norfolk Southern and CSX Transportation. Conrail, in the past, resisted using the Company's rail system, preferring to transport freight destined for New York City/Long Island over Conrail's land based tracks. Since Conrail's operations were effectively acquired by Norfolk Southern and CSX Transportation in June 1999, Norfolk

Southern has used the Company more frequently to transport freight between New Jersey and the New York/Long Island areas. The Company also believes there is an emerging market for rail shipment of hazardous and non-hazardous waste.

      Based upon the foregoing, the Company believes that there is a significant opportunity to increase the revenues from its rail freight operations by providing faster service at lower costs for freight moving between New York and New Jersey. There can be no assurance that the Company will be able to increase revenues to the level required to generate profits.

      If additional capacity is needed the Company plans to repair one of its float bridges at the Greenville yard, at a cost of approximately $8,000,000, which would increase capacity to approximately 4,000 carloads per month. If more capacity is still needed the Company can add four float bridges, at a cost of approximately $18,000,000, to increase capacity to 10,000 carloads per month. See Item 2 "Liquidity and Capital Resources".

      The City of New York has recently completed construction of two new float bridges at its 65th Street Rail Yard. In September 2000, the City made a "Request for Proposal" ("RFP") for the operation of this facility. This facility includes not only the float bridges but, intermodal tracks and loading docks. The RFP stipulated that any proposals submitted must include access on the west side of the river. Currently, only the Company's Greenville Yard, affords this access. On October 16, 2000, the Company submitted to the City its response to the RFP.

Trucking Operations

      In  April  1999  the  Company  acquired  51% of the  common  stock of J.S.
Transportation, Inc. ("JST") in exchange for 6,000,000 shares of the Company's common stock. A total of 5,000,000 shares were issued to the shareholders of JST in return for 51% of the common stock of JST and an additional 1,000,000 shares were provided to JST to be used for the repayment of certain liabilities of JST. As of November 30, 2000 160,000 of these shares had been used to satisfy JST liabilities of $175,300.

      JST is a short-haul regional trucking company which hauls and disposes of garbage, rubbish, trash and other solid waste. JST does not collect trash and solid waste from residential or commercial customers, but rather collects trash and other solid waste from transfer stations operated by trash, garbage and rubbish collection companies. The waste collected from the transfer stations is then hauled to various waste dumps and landfills. The waste collected by JST consists primarily of construction and demolition materials. JST does not haul or dispose of hazardous, toxic, or medical waste.

      JST had an agreement between January 1999 and December 31, 2000 with the Glouster County landfill which allowed JST and its customers to dump waste at the rate of $20 per ton. In November 2000, the Company began dumping waste at the Eagle Land Management landfill in Pennsylvania and the Recovermat, Inc. landfill in Maryland. The agreements with these landfills may be terminated on 30 days or less notice. Although the dumping rates with these landfills are higher than the rates charged by the Glouster County Landfill, JST has been able to pass the higher rates on to its customers without any adverse effect on JST's operations.

      JST's services customers in New Jersey, the New York City metropolitan area, Pennsylvania, Maryland and Delaware. The various transfer stations served by JST are located in Pennsylvania and New Jersey.

      As of November 30, 2000 JST owned 27 tractor/trailers, of which 17 tractors and 15 trailers were operational. JST's 17 tractors are fully utilized. Of JST's fifteen operational trailers, nine are fully utilized. The remaining six trailers consist of flatbed or refrigerated trailers which are used infrequently. As of November 30, 2000 JST was using five tractor/trailers which it subcontracted from various independent owner/operators. In order to expand its business during the next twelve months JST anticipates that it will need an additional five tractors and ten additional trailers. JST estimates that this additional equipment will cost between $300,000 and $500,000.

      The  equipment   owned  by  JST  is  leased  to  a   subcontractor   on  a
month-to-month basis. The subcontractor hauls and disposes of the waste for JST's customers and bills JST for the drivers and related expenses.

      As  of  January  31,  2001  JST's  trucking   equipment  was  transporting
approximately 10,000 tons of waste per month.

      In September 2000, JST acquired the assets of MHT, Incorporated ("MHT"), a small regional trucking company engaged in waste transportation. MHT's assets included three tractors and two trailers and a customer base generating over $500,000 in annual sales. The assets of MHT were acquired for 200,000 restricted shares of the Company's common stock and the assumption of liabilities in the amount of $156,000.

      JST believes it can expand its business by acquiring other smaller trucking companies that are involved in the collection of waste. As of January 31, 2001, JST did not have any agreements relating to the acquisition of any other trucking companies.

      JST does not require any licenses or permits which are material to its operations since subcontractors perform the waste hauling and disposal services for JST.

      During the year ending December 31, 1999 and the nine months ending September 30, 2000 approximately 29% and 15% respectively of JST's revenues were derived from collection services provided to Waste Management. During the nine months ended September 2000 approximately 11% of JST's revenues were derived from collection services provided to Atlantic Demolition. No other customer represented more than 10% of JST's revenues during these periods. All of JST's agreements with its customers may be terminated on 30 days or less notice.

      The number of shares which the Company issued for the 51% interest in JST was based upon the following considerations: (1) the market value of the
Company's common stock, (2) the capital contributed to JST by JST's shareholders, and (3) JST's monthly revenues. The Company acquired JST because JST was profitable and would be able to provide the Company with cash until revenues from the Company's railroad operations equaled expenses. See Part I,
Item 2 of this registration statement.

      The Company only acquired 51% of JST because the Company wanted Todd Sage, JST's General Manager, to retain a financial interest in JST for a period of time following the acquisition. Although the Company does not have any formal agreements concerning the acquisition of additional shares in JST, the Company believes it can acquire the remaining 49% interest in JST for 7,000,000 shares of the Company's common stock.. At its next annual meeting the Company may request its shareholders to approve the acquisition of the remaining 49% interest in JST.

      The remaining 49% of JST is owned by the following persons:

                     Todd Sage                         14.7%
                     Darryl Caplan                      9.6%
                     John Marsala                      17.4%
                     Golden Aspen Corp.                 7.3%

      Todd Sage is JST's general manager. Darryl Caplan is an officer and director of the Company. John Marsala is the beneficial owner of more than 5% of the Company's common stock and has the right to cast a majority of the shares which are entitled to vote at any meeting of the Company's shareholders. Golden Aspen Corp. is not affiliated with the Company.

Competition

      The Company competes with, numerous national, regional and local railroad and trucking companies, many of whom have significantly larger operations, greater financial, marketing, human, and other resources than the Company.

      Competition in the waste hauling field is highly competitive. There appears to be a consolidation in the industry and as a result, transportation rates have been affected. In addition, increased fuel prices, lack of experienced drivers and insurance costs have all affected the bottom line. Overall, profits generated from the transportation segment of this business have decreased over the past twelve (12) months. Historically, this is a cyclical pattern. Many waste haulers enter the market, reduce rates and realize they cannot survive, then rates eventually return. The larger waste disposal customers are keenly aware of this and tend not to change haulers on pricing alone. JST is of the opinion that its competitive advantage lies in customer service and reliability.

Regulation

      The Company's rail operations are subject to regulation by the Surface Transportation Board (STB), the Federal Railroad Administration (FRA), state departments of transportation and some state and local regulatory agencies. The STB has jurisdiction over, among other things, service levels and compensation of carriers for use of railcars by other carriers. The STB also authorizes extension or abandonment of rail lines, the acquisition of rail lines and the consolidation, merger or acquisition of control of railroads. The STB may review rail carrier pricing only in response to a complaint concerning rates charged for transportation where there is an absence of effective competition. The FRA has jurisdiction over safety and railroad equipment standards and regularly monitors the maintenance of the Company's equipment. The Company is of the opinion that it is in compliance with all applicable regulations of the STB and the FRA.

      Since l980, federal regulatory policy has emphasized the promotion of revenue adequacy (e.g., the opportunity to earn revenues sufficient to cover costs and attract capital) for the railroads and has allowed competition to determine to a great extent rail prices and route and service options. As a result of these changes in legislative policy, the railroad industry's rate structure has evolved from a system of interrelated prices that applied over different routes between the same points to a combination of market-based prices. While federal regulation of rail prices has been significantly curtailed, federal regulation of services continues to have a material effect on profitability and competitiveness in the railroad industry.

      JST's operations are subject to regulation by various federal and state departments of transportation and some state and local regulatory agencies. However since JST utilizes the services of subcontractors to transport waste, JST is not required to have any permits or licenses from any federal, state or local government agencies.

Environmental Matters

      The operations of the Company and JST are subject to various federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations, which have become increasingly stringent, are implemented principally by the United States Environmental Protection Agency and comparable state agencies that govern the management of hazardous wastes, the discharge of pollutants into the air and into surface and underground waters, and the manufacture and disposal of certain substances. The Company believes that its operations are in compliance in all material respects with current laws and regulations. The Company estimates that any expenses incurred in maintaining compliance with current laws and regulations will not have a material effect on the Company's earnings or capital expenditures. However, there is always the possibility that current regulatory requirements may change, currently unforeseen environmental incidents may occur, or past non-compliance with environmental laws may be discovered on the Company's properties. In any of such events, the business, prospectus, financial condition and results of operations of the Company could be materially adversely effected.

      The Company received a Phase I environmental clearance report prior to signing its lease on the Greenville yard in 1993. In addition, the Company received a letter from Conrail indemnifying the Company with respect to environmental claims that pertain to activities prior to 1993.

      Pursuant to the Emergency Planning and Community Right to Know provisions of the Superfund Amendments and Reauthorization Act the Company has adopted procedures that employees will follow in case of any inadvertent release of hazardous materials. The Company periodically conducts training exercises with respect to these procedures as required by FRA.

      Although neither the Company nor JST transport or dispose of toxic, hazardous or medical waste, the Company transports hazardous materials (primarily propane and freon) across the New York City harbor. The Company has a permit from the US. Department of Transportation to transport hazardous materials.

      See Part II, Item 2 - of this registration statement for information concerning a lawsuit filed against the Company which alleges that the Company disposed of hazardous waste at the Company's Bush Terminal.

Convertible Notes and Series C Preferred Stock

      Between April 1997 and December 31, 2000, the Company sold convertible notes in the principal amount of $3,892,000 to various private investors. The notes bear interest at 10% per year and are due and payable between April and May. At the option of the note holder, each note, plus any accrued interest, may be converted into shares of the Company's common stock at the lower of the Conversion Price or 90% of the average closing price of the Company's common stock for the ten trading days preceding the date of conversion. The Conversion Price for the convertible notes varies between $.075 and $.60 and in each case was equal to the market price of the Company's common stock on the date the notes were issued. In connection with the sale of certain of these notes, the Company issued options, which allow the holders of the notes to acquire additional shares of the Company's common stock upon the conversion of the notes. The amounts raised from the sale of the notes were used to pay liabilities, purchase assets, and fund the Company's operations.

      As of January 31, 2001 notes in the principal amount of approximately $$1,659,000, plus related interest, had been converted into 27,749,454 shares of the Company's common stock. As a result of the conversion of these notes, the Company issued warrants to the note holders which allow the note holders to purchase 10,092,524 shares of the Company's common stock at prices ranging between $.12 and $.60 per share. The warrants expire 90 days after the shares issuable upon the exercise of the options are covered by a registration statement which has been declared effective by the Securities and Exchange Commission.

      If the remaining outstanding notes, plus accrued interest (approximately $1,115,000), were converted into shares of the Company's common stock on January 31, 2001 the Company would be required to issue an additional 9,673,379 shares of common stock, plus warrants for the purchase of an additional 2,828,309 shares of common stock. The warrants, if issued, would be exercisable at prices ranging between $.12 and $.60 per share and would expire on the later of the date the notes were converted or 90 days after the shares issuable upon the exercise of the options are covered by a registration statement which has been declared effective by the Securities and Exchange Commission

      The Company agreed to the terms of the convertible notes since the Company was unable to obtain conventional financing due to the Company's financial condition. Notes in the principal amount of approximatley $800,940 contain a restriction on short selling.

      See Part II, Item 1 of this registration statement for information concerning the convertible notes held by the Company's present and former officers and directors and the Company's principal shareholders.

      In June 2000 the Company issued 500,000 shares of its Series C preferred stock to John Marsala in payment of $500,000 in past due convertible notes and accrued interest owed to Mr. Marsala. At the option of Mr. Marsala, each Series C preferred share may be converted into the greater of (i) 12.82 shares of the

Company's common stock or (ii) the number of shares determined by dividing $1.00 by an amount equal to 90% of the average closing price of the Company's common stock for the five trading days preceding the date of conversion. For each share of common stock received upon the conversion of the Series C Preferred shares, Mr. Marsala will receive a warrant which will allow Mr. Marsala to purchase
1.0452 shares of the Company's common stock at a price of $0.12 per share at any time prior to the later of 90 days following the date the shares issuable upon the exercise of the warrant have been registered for public sale or 90 days after the conversion of the Preferred shares.

      The actual number of shares which will be issued upon the conversion of the notes which remain outstanding or the conversion of the Series C Preferred stock cannot be determined at this time and will depend upon the price of the Company's common stock at the time of conversion. The issuance of common stock upon the conversion of the notes, the exercise of the warrants, or the conversion of the Series C Preferred stock as well as future sales of such common stock or the perception that such sales could occur, could adversely affect the market price of the Company's common stock.

      The Company's shareholders did not approve the terms of the convertible notes or the Series C Preferred stock.

      The Company intends to file a registration statement covering the shares issued or issuable upon the conversion of the notes and/or the exercise of the warrants and the shares issuable upon the conversion of the Series C Preferred stock.

Employees

      As of January 31, 2001 the Company had 13 full-time employees and two part time employees. Eight of the Company's employees are executive officers or work in administration. Six of the Company's executive officers serve on a full time basis and two executive officers serve on a part time basis.

      The Company's Railroad division employs twelve full time and two part time employees. The Company's railroad employees are members of the Seafarers International Union. The Company had a collective bargaining agreement with the union which expired in June 2000. The Company is currently negotiating a long-term agreement with the union. The railroad employees consist of a locomotive engineer, one general manager who is a locomotive engineer and instructor, two brakeman, two conductors and one bridgeman.

      JST has one operational manager. All other personnel used in the Company's trucking operations are subcontracted.

Item 2.     Management's Discussion and Analysis or Plan of Operations

      The following discussion contains forward-looking statements that involve a number of risks and uncertainties. While these statements represent the Company's current judgment in the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested herein. Certain factors that could cause results to differ materially from those projected in the forward-looking statements include level of freight shipments, competition, future contractual terms with landfill authorities, impact of government regulations, availability of capital to finance growth and general economic conditions.

      The following should be read in conjunction with the Company's financial statements and related notes, which are a part of this registration statement.

Balance Sheet Data
                              September 30, 2000         December 31, 1999

   Current Assets               $ 1,043,305                  $  906,846
   Total Assets                   5,488,754                   5,487,046
   Current Liabilities            6,292,215                   6,619,786
   Total Liabilities              6,917,189                   7,340,318
   Temporary Equity               1,512,000                   1,512,000
   Working Capital (Deficit)     (5,248,910)                 (5,712,940)
   Stockholders' (Deficit)       (3,135,532)                 (3,414,879)

Operating Data
                          Nine Months Ended
                           September 30,             Years Ending December 31,
                        2000             1999      1999                  1998
                        ---------------------      ----------------------------

Operating revenues   $6,781,199     $3,033,486    $5,614,567         $1,178,507
Operating expenses   (5,801,277)    (2,665,541)   (5,107,981)        (1,002,428)
Administrative
 expenses              (918,144)    (1,124,782)   (2,147,766)        (2,029,070)
Interest and other
    expenses           (184,081)   (   160,288)   (1,641,180)          (589,880)
Minority interest      (145,989)  (     63,479)   (   49,107)                --
Extraordinary gain
 debt forgiveness            --             --       109,468                 --
Loss on disposition
 of equipment                --             --            --            167,095
                    -----------------------------------------------------------

      Net loss       $(268,293)      $(980,604)  $(3,205,428)      $(2,552,871)
                    ==========       ==========   ===========      ============

Results of Operations

      The Company has incurred substantial losses since it was formed. From the date of its formation through September 30, 2000, the Company incurred net losses of approximately $(11,446,000). The Company expects to continue to incur losses until such time, if ever, it earns net income.

      Prior to 1976, the New York City region benefited from significant rail freight competition. During 1976 NYCH, now a subsidiary of the Company, was transporting almost 1,000 rail cars per day across the New York City harbor.

      In 1976, Conrail was formed and became the area's exclusive rail link to the balance of the national rail network. Rail freight operations in the New York City metro area became dependent on Conrail which controlled the movement and pricing of rail freight in and around New York City.

      Conrail elected to focus on rail delivery west of the Hudson River by developing "reload centers" in northern New Jersey for reloading goods from railcars onto trucks for delivery to destinations into New York City. Conrail also routed a significant number of railcars destined for the New York City area along land based tracks north of New York City. This added 288 miles and 1-4 days to the trip rather than the three-mile trip to the Company's Greenville Yard and a forty-five minute trip across the New York City harbor. The Company believes this policy discouraged many customers from using rail altogether and led to a decline in NYCH's rail traffic.

      In January 1995 the Company's docking facility in Greenville, New Jersey required repairs resulting in the inability of the Company to move freight for a 14-week period. As a result of the failure of the docking facility, rail traffic, which would otherwise have been carried by the Company, was rerouted along track north of New York City. Much of the rail traffic which was rerouted did not return to the Company following the repair of the docking facility, resulting in a further decline in the Company's revenues during 1995 and thereafter.

      In June 1999  Norfolk  Southern and CSX  acquired  operational  control of
Conrail's assets. Since then Norfolk Southern has used the Company more frequently to transport freight between New Jersey and the New York/Long Island areas. The Company also believes there is an emerging market for rail shipment of hazardous and non-hazardous waste.

      As of October 31, 2000 the Company was transporting approximately 250 railcars per month. Based upon the average rate received by the Company for each railcar transported and the Company's estimated operating expenses the Company projects that it will need to transport approximately 300 railcars per month in order to become marginally profitable.

      During the two years ending December 31, 1999 the Company recorded significant expenses as the result of the issuance of (1) common stock at below market prices, (2) options and warrants with exercise prices below market prices and (3) convertible debt which was convertible into shares of the Company's common stock at prices below the then prevailing market prices. These charges did not require the use of cash and were offset by corresponding credits to stockholders' equity. The amounts expensed by the Company as a result of the foregoing were:

                        Year Ended December 31,
                        1998             1999
                        ----             ----

                      $444,150      $1,395,000

Nine Months Ended September 30, 2000

      The increase in revenue and operating expenses during the nine months ending September 30, 2000 was the result of an increase in railcars transported by the Company, an increase in the average amount received per railcar transported, and the Company's acquisition of a 51% interest in JST in April 1999.

      The Company recognized a net profit for the three months ended September 30, 2000 of $72,885 versus a loss for the three months ended September 30, 1999 of $(268,292).

      The components of the Company's operating revenues and expenses by business segment during the nine months ending September 30, 2000 were:

                             Railroad               Trucking

Operating revenues           $966,000              $5,815,000
Operating expenses           $462,000              $5,339,000
Gross profit                 $504,000              $  476,000

      The beneficial conversion expense of $1,395,000 during the nine months ended September 30, 1999 was due to the sale of promissory notes, which were convertible into shares of the Company's common stock at prices below prevailing market prices. Beneficial conversion expense with respect to notes sold during the nine months ended September 30, 2000 with similar conversion features was not material. See Part I, Item 1 of this registration statement for further information concerning the Company's convertible notes.

Year Ended December 31, 1999

      The increase in revenue and operating expenses during the year ended December 31, 1999 was the result of an increase in railcars transported by the Company, an increase in the average amount received per railcar transported, and the Company's acquisition of a 51% interest in JST in April 1999.

      The components of the Company's operating revenues and expenses by business segment during the year ended December 31, 1999 were:

                                                      Railroad    Trucking

Operating revenues                                   $899,000   $4,716,000
Operating expenses                                   $929,000   $4,179,000
Gross profit                                         ($30,000)  $  537,000

      Interest expense for 1999 includes beneficial conversion expenses of $1,395,000 associated with the issuance of warrants and options for services and the sale of promissory notes which were convertible into shares of the Company's common stock at prices below prevailing market prices.

      Operating expenses as a percent of operating revenues were 85% during 1998. In 1999 operating expenses increased to 91% of operating revenues due to costs associated with equipment maintenance and modernization.

Year ended December 31, 1998

      During 1998 operating revenues decreased by approximately $157,000 from the prior year due to the loss of two customers which used the Company to ship municipal solid waste and sludge.

      Interest expense for 1998 includes beneficial conversion expenses of $967,301 associated with the issuance of warrants and options for services and the sale of promissory notes which were convertible into shares of the Company's common stock at prices below prevailing market prices.

      The loss on disposition of equipment represents the confiscation of one tugboat and the sale of a second tugboat for a minimal amount due to the Company's inability to maintain the vessel. Following the sale of this tugboat the Company has used tugboats provided by independent third parties. As of September 30, 2000 the amounts paid by the Company to third parties for the use of tugboats have been less than the costs which would have been incurred had the Company operated its own tugboats. In addition, the Company retired a locomotive and used its parts to service the Company's other locomotives.

Liquidity and Capital Resources

      As of September 30, 2000 the Company had the following liabilities:

      Accounts payable and accrued expenses       $3,282,207
      Notes payable                               $2,597,667
      Accrued payroll and payroll taxes           $  745,088
      Convertible notes                           $2,597,667

      Accounts payable and accrued liabilities include $508,000 owed for accrued interest on convertible notes and for accrued legal fees. A majority of the legal fees are payable through options granted to the respective law firms. The Company anticipates that most of the accrued interest and legal fees will be satisfied through the exercise of said conversion features.

      Accounts payable and accrued expenses include a perfected judgement by the Port Authority of New York and New Jersey ("PANYNJ") in the amount of approximately $440,000. The Company is currently negotiating with the PANYNJ for a long-term payout. Management is confident such an agreement will be reached in the near future.

      Accounts payable and accrued expenses include $345,000 to a former customer for advances and accrued tug boat charges. Management has been negotiating a settlement in exchange for shares of common stock and anticipates a resolution in the near future.

      Accounts payable and accrued expenses also include approximately $725,000 for accrued real estate taxes. Based upon discussions the Company has had with local taxing authorities, the Company believes that its liability for real estate taxes can be settled for approximately $150,000.

      See Part I, Item 1 of this registration statement for information concerning the Company's convertible notes. Subsequent to September 30, 2000 a substantial amount of the notes, plus accrued interest, were converted into shares of the Company's common stock. The Company believes that all or substantially all of the remaining notes will be converted into shares of the Company's common stock.

      During the year ended December 31, 1999 the Company's operations used approximately $1,582,800 of cash. In order to fund its operating losses, the Company sold shares of its common stock and convertible notes in private offerings.

      During the nine months ended September 30, 2000 the Company's operations used approximately $669,795 in cash and the Company acquired approximately $390,000 of property and equipment. The Company financed its cash needs during this period primarily through the sale of convertible notes. In April 2000 JST became profitable and began providing the Company with a source of cash.

      Although during fiscal 2001 the Company expects that its operations will begin to generate net income, the Company nevertheless anticipates that it will suffer losses of approximately $100,000 until the Company becomes profitable.

      The Company's anticipated capital needs during the year ending December 31, 2001 are:

      Operating Losses                                    $100,000
      Payment of trade payables and accrued liabilities   $100,000
      Repairs to Bush and Greenville terminals            $100,000
      Repairs to locomotives and car floats               $100,000
      Payroll taxes, real estate taxes related
          interest and penalties                          $750,000

      The Company does not have any available credit, bank financing or other external sources of liquidity. Due to historical operating losses, the Company's operations have not been a source of liquidity. Until such time as the Company becomes profitable, the Company's continued operations will depend upon the availability of additional funding. In order to obtain capital, the Company may need to sell additional shares of its common stock or borrow funds from private lenders. There can be no assurance that the Company will be able to obtain additional funding, if needed, or, if available, on terms satisfactory to the Company. There can be no assurance that the Company will be able to generate sufficient revenues to be profitable.

Item 3. Description of Property.

      See Item 1 of this registration statement for information concerning the property owned by the Company. See Note B to the Company's financial statements for the year ending December 31, 1999 for information concerning the terms of the leases pertaining to property leased to the Company.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

      The following tables identify as of January 31, 2001 the beneficial ownership of the Company's common stock by (i) each person or entity known by the Company to be the beneficial owner of more than five percent of the Company's common stock, (ii) each officer and executive director of the Company

(iii) all the directors and  executive  officers of the Company as a group,  and
(iv) certain other persons. Unless otherwise indicated, all shares are owned of record.

      The first table shows the shares owned by the foregoing persons without giving effect to the exercise of options or warrants or the conversion of notes or preferred shares and other securities (collectively referred to as the "derivative securities") of the Company. The second table shows the shares, which would be owned by the foregoing persons assuming the issuance of shares of the Company's common stock upon the exercise or conversion of all derivative securities. See Part II, Item 1 of this registration statement for a description of these derivative securities.

Share Ownership Assuming No Exercise or Conversion of Derivative Securities

                                      Shares of
Name                                Common Stock            Percent of Class

Ronald W. Bridges                      50,000                       *

Darryl Caplan (1)                   1,882,625                    1.1%

Joel Marcus                                --                      --

Wayne A. Eastman                       60,000                       *

Sabato Catucci                             --                      --

Gordon Kuhn                                --                      --

Robert R. Crawford                  4,400,000                     2.6%

Arline C. Crawford (2)              1,250,000                       *

R. Bruce Crawford                   5,400,689                     3.2%

Estate of A. S. Daniels (2)         6,304,944                     3.7%

Citrus Springs Trust (2)           31,199,786                    18.3%

All Officers and
Directors as a Group (six persons)  1,992,625                     1.2%

Share Ownership Assuming Exercise or Conversion of all Derivative Securities

                                     Shares of
Name                                Common Stock              Percent of Class

Ronald Bridges                         50,000                       *

Darryl Caplan (1)                   2,084,924                       *

Joel Marcus (4)                       120,000                       *

Wayne Eastman                         110,000                       *

Sabato Catucci                             --                      --

Gordon Kuhn                                --                      --

Robert R. Crawford                  5,029,452                    2.4%

Arline C. Crawford (2)              3,750,000                    1.8%

R. Bruce Crawford                   5,400,689                    2.6%

Estate of A. S. Daniels (2)         6,510,944                    3.1%

Citrus Springs Trust (2)           31,611,590                     15%

John Marsala                       18,014,867                    8.5%

Steven Hirsch (3)                 12,251,768                     5.8%

All Officers and Directors
  as a Group (six persons)         2,364,924                     1.1%

Voting Rights

      The following table indicates, as of January 31, 2001 the votes which may be cast on any matter presented to the Company's shareholders by (i) each person or entity known by the Company to have the right to cast more than 2% of the votes eligible to vote on any matter presented to the Company's shareholders, and (ii) each officer and executive director of the Company.

                                                          Percent of All Votes
Name                                    Votes              Eligible to be Cast
----                                    -----           ------------------------

Ronald W. Bridges                      50,000                       *

Darryl Caplan (1)                   1,882,625                       *

                                                           Percent of All Votes
Name                                    Votes              Eligible to be Cast
----                                    -----             ---------------------

Joel Marcus                                --                      --

Wayne A. Eastman                       60,000                       *

Sabato Catucci                             --                      --

Gordon Kuhn                                --                      --

Robert R. Crawford                 4,400,000                     1.4%

Arline C. Crawford (2)              1,250,000                       *

R. Bruce Crawford                   5,400,689                    1.7%

Estate of A. S. Daniels (2)        6,304,944                    2.0%

Citrus Springs Trust (2)           31,199,786                    9.7%

John Marsala                      151,771,777                   47.4%

*    Less than 1%

(1)  Includes shares held by Mr. Caplan's law firm.

(2) The Company considers Arline C. Crawford to be the beneficial owner of the shares owned by the estate of A.S. Daniels and the Citrus Springs Trust.

(3) Includes shares of common stock issuable upon the conversion of derivative securities held by CCC Financial, Inc. and the Hi-Tel Group, Inc., corporations controlled by Mr.Hirsch. See Part II, Item 1 of this registration statement.

(4)  Includes options held by a company affiliated with Mr. Marcus.

Item 5.  Directors and Executive Officers

      Set forth below is certain  information  concerning  the management of the
Company:

      Name                   Age       Position

      Ronald W. Bridges       53       President
      Wayne A. Eastman        50       Vice President of Operations
      Darryl Caplan           38       Vice President of Corporate Affairs and
                                         a Director
      Joel Marcus             59       Chief Financial Officer and a Director
      Sabato Catucci          62       Director
      Gordon Kuhn             50       Director

      Ronald W. Bridges has been the President of the Company since September 2000. Mr. Bridges has over 25-years experience in the railroad industry; having served as Conrail's Assistant Vice President, Forest and Manufactured Goods Business Group, until his retirement in May 1999. After his retirement from Conrail, Mr. Bridges served as a consultant to numerous transportation companies.

      Wayne A. Eastman has been the Vice President of Operations since September 2000. Wayne has over 30-years experience in all phases of railroad operations. He retired form Conrail as District Superintendent of Oak Island Terminal and Yard Operations in Newark, NJ. Prior to joining Conrail he was superintendent of two regional railroads in the Midwest and spent eighteen (18) years with the Illinois Central Railroad. Mr. Eastman is also an adjunct Professor of Economics at Middlesex College in Edison, NJ.

     Darryl Caplan has been an officer and director of the Company since August 1999. Mr. Caplan has been an attorney in private practice since 1986.

     Joel Marcus, CPA, has been an officer and director of the Company since June 2000. Mr. Marcus has over 25 years of experience in corporate and tax accounting. Mr. Marcus has been a CPA in private practice for over 20 years and is Chief Financial Officer and Director of SMLX Technologies Inc. a publicly traded company.

      Sabato Catucci has been a director of the Company since July 1999. Mr. Catucci serves as NYRR's Chairman of the Board. Mr.Catucci is the founder and CEO of American Warehousing and American Stevedoring ("American"). American currently runs for the City of New York and The Port Authority of NY/NJ, the Redhook Marine Terminal, and the majority of all piers on the Brooklyn waterfront. American's piers are home to the world's largest cocoa port and they are actively engaged in containerized freight shipments. He also owns a number of other businesses. Mr. Catucci is one of the persons responsible for establishing the New York Task Force on Port, Rail and Industrial Development. He sits on the Advisory Committee of the New York City Economic Development Corporations Cross Harbor Major Investment Study (MIS).

      Gordon Kuhn has been a director of the Company since September 2000. He is a highly respected lifetime railroader with over 25 years experience in the rail industry. Mr. Kuhn retired from Conrail after serving as Senior Vice President in charge of its Core Business Group, with annual sales of over $1,800,000,000. His responsibilities included all aspects of Sales, Marketing, Customer Service, Billing & Collecting, Car Management, as well as, Industrial Development.

Change in Management

      Beginning in November 1998 the management of the Company changed. The following provides certain information concerning the dates of service of the former and present management of the Company.

                                                                   Periods of
Name                             Position                             Service
----                             --------                          -----------

Robert Crawford            President, Treasurer                  10/95 to 11/98
                             and a Director

Arline Crawford            Vice President of Operations,
                              Secretary and a Director            10/95 to 7/99

Bruce Crawford             Assistant Secretary, Assistant
                               Treasurer and a Director           4/99 to 7/99

W. Robert Bentley          Director                            3/98 to 9/00

W. Robert Bentley          President                          12/98 to 9/00

Irene Bodkin               Director                           10/95 to 6/00

Donald Boehm               Director                            3/98 to 5/00

Ira Levy                   Chief Financial Officer             5/99 to 6/00

Darryl Caplan              Vice President of Corporate Affairs
                           and a Director                        Since 8/99

Ronald Kuzon               Director                            6/99 to 2/00

Sabato Catucci             Director                              Since 7/99

Joel Marcus                Chief Financial Officer and a DirectorSince 6/00

Ronald Bridges             President                             Since 9/00

Tad Mahoney                Vice President of Operations        4/00 to 9/00

Wayne Eastman              Vice President of Operations          Since 9/00

Gordon Kuhn                Director                              Since 9/00

Item 6.  Executive Compensation.

      The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal years indicated.

                                                 Other    Restricted
                                                 Annual     Stock       Options
    Name and          Fiscal   Salary   Bonus   Compen-     Awards      Granted
Principal Position     Year      (1)     (2)    sation(3)     (4)         (5)
------------------    ------   -------  -----   ---------   -------   ---------
W. Robert Bentley,    2000    $75,000  $ 9,939       --         --         --
President             1999    $75,000 $ 15,200       --         --         --
January 1999 to       1998    $75,000       --   $ 15,200       --         --
September 2000

(1) The dollar value of base salary (cash and non-cash) received. Amounts include the compensation paid by the Company's subsidiaries.
(2)  The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amounts in the table represents housing and automobile allowances.
(4) Amounts reflect the value of the shares of the Company's common stock issued as compensation for services. The number of shares of the Company's common stock owned by the officer listed above, and the value of such shares as of September 30, 2000 were:

      Name                          Shares                  Value

      W. Robert Bentley               --                      --

(5) The shares of common stock to be received upon the exercise of all stock options granted during the fiscal years shown in the table.

      The following shows the amount, which the Company expects to pay to its executive officers during the year ending December 31, 2001 and the time which the Company's executive officers plan to devote to the Company's business.

                              Proposed             Time to be Devoted
Name                       Compensation         To Company's Business

Ronald W. Bridges             $84,000                    100%
Wayne Eastman                 $36,000                    100%
Joel Marcus                        A                       A
Darryl Caplan                      B                       B

A. For the six months ending December 31, 2000 the Company used a consulting company affiliated with Joel Marcus to perform certain accounting and bookkeeping services. For these services the consulting company was granted options to purchase 120,000 shares of the Company's common stock and will be paid $30,000 in monthly increments of $5,000. The options are exercisable at a price of $0.21 per share, (which was the market price of the Company's common stock on the date of the consulting agreement), and expire between June and December 2001.

B. The Company does not expect to compensate Mr. Caplan for acting as an officer and director of the Company. Mr. Caplan's law firm bills fees for legal services to the Company at rates ranging between $150 and $220 per hour. In September 1999 Mr. Caplan's law firm received options in consideration for past and future legal services for the purchase of 500,000 shares of the Company's common stock. The options were exercisable at the lesser $0.40 per share or 90% of the average closing price of the Company's common stock for the ten trading days preceding the date of exercise. On the date the options were granted the market price of the Company's common stock was $.40 per share. In November 1999 options for the purchase of 300,000 shares were exercised. The remaining 200,000 options were exercised in March 2000. All options were exercised at $0.40 per share. In September 2000 the Company issued 302,286 shares of the its common stock to Mr. Caplan's law firm in payment of $63,480 in legal fees.

      The Company's Board of Directors may increase the compensation paid to the
Company's   officers   depending  upon  the  results  of  the  Company's  future
operations.

Employment Contracts

      In September 2000, the Company entered into a one-year Employment Agreement with Ronald Bridges. Pursuant to the terms of this agreement Mr. Bridges, or a company controlled by Mr. Bridges, will receive annual compensation of $84,000. In the event the gross revenues from the Company's railroad operations increase between September 1, 2000 and August 31, 2001 Mr. Bridges will be granted an option to purchase one share of the Company's common stock for each $10 in additional revenue. Mr. Bridges will also be entitled to a cash bonus equal to 5% of the first $1,000,000 of additional revenues and a cash bonus equal to 2.5% of any additional revenues in excess of $1,000,000. Any options granted will be exercisable at a price of $0.19 per share (which was the market price of the Company's common stock on the date of the employment agreement) and will expire one year from the date earned.

      In September 2000, the Company and Wayne Eastman entered into a one year employment agreement which provides for an annual salary of $36,000 and a $500 monthly car allowance. The employment agreement further provides that for every six months of employment Mr. Eastman will receive options to purchase 25,000 shares of the Company's common stock. The options are exercisable at a price of $0.19 per share (which was the market price of the Company's common stock on the date of the employment agreement) and will expire one year from the date earned.

      W. Robert Bentley had an employment contract with the Company whereby Mr. Bentley was employed as the President of the Company's subsidiary, New York Cross Harbor Railroad, until January 5, 2001 at an annual salary of $75,000 per year. In September 2000, Mr. Bentley agreed to an early termination of his contract. As part of the termination agreement, the Company agreed to pay Mr. Bentley $21,630 plus unreimbursed expenses and Mr. Bentley agreed to cancel options to purchase 500,000 shares of the Company's common stock. In addition, the Company agreed to issue Mr. Bentley 1,000,000 shares of common stock in three equal annual installments beginning in March 2001. The Company expects that the first 333,333 shares due Mr. Bentley will be issued in March 2001.

      In April 2000 the Company entered into a five month employment contract with Tad Mahoney, the Company's former Vice President of Operations. The contact provided for monthly payments of $ 7,500 and 166,665 shares of the Company's common stock. The Company expects to issue the shares due Mr. Mahoney in March 2001.

Long Term Incentive Plans - Awards in Last Fiscal Year

      None.

Employee Pension, Profit Sharing or Other Retirement Plans

      Except as provided in the Company's employment agreements with its executive officers, the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

      Standard Arrangements. At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

      Except as disclosed elsewhere in this report, no director of the Company received any form of compensation from the Company during the year ended December 31, 1999 and nine months ended September 30, 2000.

Stock Option and Bonus Plans.

      The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of these Plans follows. In some cases these Plans are collectively referred to as the "Plans".

Incentive Stock Option Plan.

      The Incentive Stock Option Plan collectively authorizes the issuance of up to 2,000,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plan. Only Company employees may be granted options pursuant to the Incentive Stock Option Plan.

      To be classified as incentive stock options under the Internal Revenue Code, options granted pursuant to the Plans must be exercised prior to the following dates:

      (a) The expiration of three months after the date on which an option holder's employment by the Company is terminated (except if such termination is due to death or permanent and total disability);

      (b) The expiration of 12 months after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's permanent and total disability;

      (c) In the event of an option holder's death while in the employ of the Company, his executors or administrators may exercise, within three months following the date of his death, the option as to any of the shares not previously exercised;

      The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options, which are first exercisable in any calendar year, may not exceed $100,000.

      Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant. Any other option granted pursuant to the Plan may not be exercisable by its terms after ten years from the date of grant.

      The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning more than 10% of the Company's outstanding shares).

Non-Qualified Stock Option Plan.

      The Non-Qualified Stock Option Plan authorizes the issuance of up to 2,000,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plans. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plans, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

Stock Bonus Plan.

      Up to  1,000,000  shares of Common  Stock may be  granted  under the Stock
Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares, provided however that bona fide services must be rendered by consultants or advisors and such services must not be in
connection   with  the  offer  or  sale  of  securities  in  a   capital-raising
transaction.

Other Information Regarding the Plans.

      The Plans are administered by the Company's Compensation Committee ("the Committee"), each member of which is a director of the Company. The members of the Committee were selected by the Company's Board of Directors and serve for a one-year tenure and until their successors are elected. As of September 30, 2000 the Compensation Committee was made up of Joel Marcus, Darryl Caplan and Sal Catucci. A member of the Committee may be removed at any time by action of the Board of Directors. Any vacancies, which may occur on the Committee, will be filled by the Board of Directors. The Committee is vested with the authority to interpret the provisions of the Plans and supervise the administration of the

Plans. In addition, the Committee is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

      In the discretion of the Committee, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Committee may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Committee administering the Plan at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. At the discretion of the Committee, payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Committee.

      Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Committee when the shares were issued.

      The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner they deem appropriate, provided that such amendment, termination or suspension will not adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment, which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.

Summary.

      The following sets forth certain information, as of September 30, 2000, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's common stock.

                            Total        Shares
                           Shares    Reserved for    Shares        Remaining
                          Reserved   Outstanding    Issued as   Options/Shares
Name of Plan            Under Plans    Options     Stock Bonus     Under Plans
------------            -----------  ----------    -----------     ----------

Incentive Stock
  Option Plan            2,000,000      500,000        N/A        1,500,000
Non-Qualified Stock
   Option Plan           2,000,000       50,000        N/A        1,950,000
Stock Bonus Plan         1,000,000           --    166,665          833,335

Other Options Granted

      The following tables set forth information concerning the options granted, during the fiscal year ended December 31, 1999 and the nine months ending September 30, 2000, to the Company's present officers and directors during these periods, and the value as of September 30, 2000 of all unexercised options (regardless of when granted) held by these persons. In each case the exercise price of the option was greater than or equal to the market price of the Company's common stock on the date the option was granted. The options listed below were not granted pursuant to the Company's incentive or non-qualified stock option plans. The options in the table exclude shares issuable upon conversion of notes and exercise of warrants held by the persons named in the table. See Part II, Item 1 of this Registration Statement.

                                        % of Total
                                          Options
                                         Granted to     Exercise
                 Date of     Options    Employees in    Price Per  Expiration
 Name             Grant     Granted(#)  Fiscal Year       Share       Date
------          --------    ----------  -------------   --------   -----------

Darryl Caplan     9/28/99    500,000         33%          $0.40       9/2000
Joel Marcus      6/8/2000    120,000       12.3%          $0.20      12/2001

      Robert and Arline Crawford are former officers and directors of the Company.

Option Exercises and Option Values
                                            Number of
                                           Securities
                                           Underlying             Value of
                                           Unexercised           Unexercised
                                          In-the-Money           In-the-Money
                                           Options at           Options at
                    Shares                 September 30,     September 30, 2000
                  Acquired on    Value   2000 Exercisable/       Exercisable/
Name              Exercise     Realized    Unexercisable        Unexercisable
                     (1)          (2)           (3)                   (4)
------------      ----------  -----------  -------------      -----------------

Darryl Caplan     500,000     $27,000            0/--           $      --/--
Joel Marcus                        --   80,000/40,000           $      --/--

(1) The number of shares of common stock received upon exercise of options during the fiscal year ended December 31, 1999 and the nine months ending September 30, 2000. Excludes shares issuable upon conversion of notes and exercise of warrants held by the persons named in the table. See Part II,
     Item 1 of this Registration Statement.

(2) With respect to options exercised during the Company's fiscal year ended December 31, 1999 and the nine months ending September 30, 2000 the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.

(3) The total number of unexercised options held as of September 30, 2000, separated between those options that were exercisable and those options not exercisable.

(4) For all unexercised options held as of September 30, 2000, the excess of the market value of the stock underlying those options (as of September 30,2000) and the exercise price of the option.

Item 7. Transactions with Affiliates and Certain Beneficial Owners

      In April 1999, the Company acquired a 51% interest in JS Transportation, Inc. ("JST"). JST is a short haul regional trucking company. JST was formed in November 1998 by Todd Sage, the present general manager of JST, Darryl Caplan (who became an officer and director of the Company in August 1999) and by John Marsala and Steven Hirsch, two of the Company's shareholders. See Part I, Item 1 of this registration statement for additional information concerning JST. The following table sets forth certain additional information concerning the acquisition of JST.

                 Shares of          Cost of
                Company's         JST Shares         Remaining
               common stock      Exchanged for       percentage
                received for   Shares of Company's   interest      Position
Name           shares of JST     common stock          in JST      with JST
----           -------------  -----------------    -------------   --------

Todd Sage        1,500,000          $180,000          14.7%      General Manager
Darryl Caplan      983,425          $115,000           9.6%      None
John Marsala     1,777,371          $207,843          17.4%      None
Steven Hirsch      739,204          $ 86,441            (1)      None

(1) Subsequent to the Company's acquisition of JST, Steven Hirsch sold his remaining interest in JST to an unrelated third party.

      See Part II, Item 1 of this registration statement for information concerning:

o options granted to the Company's former and present officers and directors, and

o shares of the Company's common stock issuable upon the conversion of certain promissory notes, the exercise of warrants, and upon the conversion of the Company's Series C Preferred stock.

Item 8. Description of Securities

Common Stock

      The Company is authorized to issue 200,000,000 shares of Common Stock (the "Common Stock"). As of January 31, 2001 the Company had 170,416,689 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed and the holders of a majority of the outstanding Common Stock can elect all directors.

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid in the foreseeable future.

      Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

Preferred Stock

      The Company is authorized to issue up to 1,000,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

      In  November  1996  the  Company's  Board  of  Directors  established  the
Company's Series A Preferred Stock. Each Series A Preferred Share was convertible into 2,785 shares of common stock. Subsequent to November 1996 the Company sold 1,000 shares of its Series A Preferred Stock to an unrelated third party for $25,000. As of November 30, 1999 all shares of the Series A Preferred Stock had been converted into 2,785,000 shares of common stock. No dividends were ever declared or paid on the Series A Preferred stock.

      In February 1997 the Company's Board of Directors established the Company's Series B Preferred Stock. Each share of the Series B Preferred Stock was convertible into 1,100 shares of the Common Stock. Subsequent to February 1997 the Company sold 4,846 Series B preferred shares to two persons for $484,600. As of November 30, 1999 all Series B Preferred shares, plus accrued dividends, had been converted into 5,381,655 shares of the Company's common stock.

      In December 1999, the Board of Directors established the Company's Series C Preferred Stock. In June 2000 the Company issued 500,000 shares of its Series C Preferred stock to John Marsala in payment of $500,000 in past due convertible notes and accrued interest owed to Mr. Marsala. Each share of Series C Preferred Stock is entitled to an annual dividend of $0.10 per share, commencing June 2000. Dividends not declared by the Board of Directors cumulate and accrue interest at 10% per annum. Upon any liquidation or dissolution of the Company, each outstanding Series C Preferred share is entitled to a distribution of $1.20 per share (plus any unpaid dividends) prior to any distribution to the holders of the Company's common stock. At the option of Mr. Marsala, each Series C Preferred share may be converted into the greater of (i) 12.82 shares of the Company's common stock or (ii) the number of shares determined by dividing $1.00 by an amount equal to 90% of the average closing price of the Company's common stock for the five trading days preceding the date of conversion. For each share of common stock received upon the conversion of the Series C Preferred shares, Mr. Marsala will receive a warrant which will allow Mr. Marsala to purchase
1.0452 shares of the Company's common stock at a price of $0.12 per share at any time prior to the later of 90 days following the date the shares issuable upon the exercise of the warrant have been registered for public sale or 90 days after the conversion of the Preferred shares. Each Series C Preferred share is entitled to 300 votes on any matter presented to the Company's shareholders. As of January 31, 2001, none of the Series C Preferred shares had been converted into shares of common stock.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

      As of January 31, 2001, there were approximately 1,200 record and 10,000 beneficial owners of the Company's common stock.

      The Company's common stock is traded on the OTC Bulletin Board. Set forth below is the range of high and low bid quotations for the periods indicated as reported by the National Association of Securities Dealers, Inc. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

      Quarter Ending          High           Low

      March 31, 1997         $0.19         $0.13
      June 30, 1997           0.26          0.13
      September 30, 1997      0.19          0.09
      December 31, 1997       0.14          0.06

      March 31, 1998         $0.23          $0.06
      June 30, 1998           0.45           0.17
      September 30, 1998      0.25           0.16
      December 31, 1998       0.22           0.11

      March 31, 1999        $0.195          $0.10
      June 30, 1999           1.78          0.132
      September 30, 1999      0.84           0.42
      December 31, 1999       0.68           0.37

      March 31, 2000         $0.63          $0.22
      June 30, 2000           0.49           0.24
      September 30, 2000      0.32          0.155
      December 31, 2000      $0.22          $.091

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends on its common stock and the Company does not have any current plans to pay any common stock dividends.

      The provisions in the Company's Certificate of Incorporation relating to the Company's Preferred Stock would allow the Company's directors to issue Preferred Stock with rights to multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's common stock. The issuance of Preferred Stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

Issuance of Additional Shares

      As of January 31, 2001, the Company had 170,416,689 shares of common stock issued and outstanding. The following table lists additional shares of the Company's common stock to be issued as the result of the exercise of outstanding options, warrants or the conversion of other securities issued by the Company. The Company is authorized to issue 200,000,000 shares of common stock. The Company plans to increase its authorized common stock to allow for the issuance of the additional shares described below.

                                           Number of Shares      Note Reference

Shares outstanding as of January 31, 2001    170,416,689

Shares  issuable  upon  conversion  of
notes and  exercise of  warrants  sold
in private offerings, based upon the
lower of the Conversion Price or 90% of
market price of the Company's common
stock on January 31, 2001 ($0.15 per share).   22,394,000                 A

Shares issuable upon each exercise
of options to be granted to Ronald Bridges  Undeterminable                B

Shares issuable upon exercise of options
granted to current and former officers and
employees                                        170,000                 C

Shares issuable upon the exercise of options
granted to consultants.                        1,100,000                 D

Shares issuable to former officers             1,166,665                 E

Shares  issuable  upon  conversion of
Series C Preferred  Stock,  based upon
the lower of Conversion Price 90% of
market price of the Company's common
stock on January 31, 2001 ($.146 per share)   15,718,000                F

A. Between April 1997 and December 31, 2000, the Company sold convertible notes in the principal amount of $3,892,000 to various private investors. The notes bear interest at 10% and are due and payable between April and May. At the option of the note holder, each note, plus any accrued interest, may be converted into shares of the Company's common stock at the lower of the Conversion Price or 90% of the average closing price of the Company's common stock for the ten trading days preceding the date of conversion. The Conversion

Price for the convertible notes varies between $.075 and $.60 and in each case was equal to the market price of the Company's common stock on the date the notes were issued. In connection with the sale of certain of these notes, the Company issued options, which allow the holders of the notes to acquire additional shares of the Company's common stock upon the conversion of the notes. The amounts raised from the sale of the notes were used to pay liabilities, purchase assets, and fund the Company's operations.

      As of January 31, 2001 notes in the principal amount of approximately $$1,659,000, plus related interest, had been converted into 27,749,454 shares of the Company's common stock. As a result of the conversion of these notes, the Company issued warrants to the note holders which allow the note holders to purchase 10,092,524 shares of the Company's common stock at prices ranging between $.12 and $.60 per share. The warrants expire 90 days after the shares issuable upon the exercise of the options are covered by a registration statement which has been declared effective by the Securities and Exchange Commission.

      If the remaining outstanding notes, plus accrued interest (approximately $1,115,000), were converted into shares of the Company's common stock on January 31, 2001 the Company would be required to issue an additional 9,673,379 shares of common stock, plus warrants for the purchase of an additional 2,828,309 shares of common stock. The warrants, if issued, would be exercisable at prices ranging between $.12 and $.60 per share and would expire on the later of the date the notes were converted or 90 days after the shares issuable upon the exercise of the options are covered by a registration statement which has been declared effective by the Securities and Exchange Commission

      The Company used the market price of its common stock on January 31, 2001 ($0.15 per share) for purposes of computing the shares issuable upon the conversion of the notes, as well as the shares issuable upon the exercise of warrants issued upon the conversion of the notes.

      The following table shows as of January 31, 2001: (A) the amount of convertible notes held by former and present officers and directors of the Company and by those shareholders who are the beneficial owners of more than 5% of the Company's common stock, (B) the amount of note principal and accrued interest converted into shares of the Company's common stock, (C) the shares of common stock issued upon the conversion of the notes and/or the exercise of warrants held by such persons, and (D) assuming all outstanding notes are converted into shares of the Company's common stock, the shares of common stock issuable upon the conversion of the notes and/or the exercise of the warrants.


                                         Shares of Common     Shares of Common
                                         Stock Issued upon     Stock Issuable
                               Amount   Conversion of Notes   upon Conversion
                 Convertible  of Notes    and/or Exercise     of Notes and/or
                 Notes Held   Converted    of Warrants     Exercise of Warrants
Name                (A)         (B)            (C)                   (D)
----             ----------  ----------   -------------    -------------------

Ronald Kuzon       $23,000           --             --
Robert Crawford   $ 40,000           --             --              595,735
Arline Crawford   $175,000      $25,000        333,333            2,606,421
Citrus Springs
  Trust            $75,400          --              --              637,580
John Marsala       $18,877     $99,346       1,203,590            1,190,087
Steven Hirsch     $150,000    $720,008       8,123,151            7,540,390

      In 1998 notes and accrued interest of $23,069 were repaid to Mr.Kuzon.

      Ronald Kuzon, Robert Crawford and Arline Crawford are former officers and directors of the Company. The Company considers Ms. Crawford to be the controlling person of the Citrus Springs Trust. John Marsala and Steven Hirsch are the beneficial owners of more than 5% of the Company's common stock.

     In the case of Steven Hirsch, includes notes held by CCC Financial, Inc. and the HiTel Group, Inc., corporations controlled by Mr. Hirsch.

     See F. below for information concerning preferred stock issued to John Marsala in exchange for convertible notes.

      The actual number of shares which will be issued upon the conversion of the notes which remain outstanding cannot be determined at this time and will depend upon the price of the Company's common stock at the time of conversion. The issuance of common stock upon the conversion of the notes or the exercise of the warrants, as well as future sales of such common stock or the perception that such sales could occur, could adversely affect the market price of the Company's common stock.

B. The Company has an Employment Agreement with Ronald Bridges, the Company's President. The Employment Agreement provides that in the event the gross revenues from the Company's railroad operations increase between September 1, 2000 and August 31, 2001 then Mr. Bridges will be granted an option to purchase one share of the Company's common stock for each $10 in additional revenue. Any options granted will be exercisable at a price of $0.19 per share and will expire one year from the date earned.

C. Options are held by the following present and former officers and directors of the Company. With the exception of the options held by Mr. Eastman, all options are currently exercisable. Mr. Eastman's options are contingent upon his future employment with the Company.

                          Shares Issuable
                           Upon Exercise         Option         Expiration Date
Name                        of Option        Exercise Price          of Option

Joel Marcus                  120,000            $0.20              12/2001

Wayne Eastman                 50,000            $0.19              various

     Robert and Arline Crawford are former officers and directors of the Company. See Part I, Item 6 of this registration statement for further information concerning the options granted to Mr. Marcus and Mr. Eastman.

D. The options were issued to Anthony Ricco and Dominic Massa who are members of the Company's Advisory Committee and provide consulting services for the Company. The options are exercisable at a price of $0.40 per share and expire on August 14, 2001. Options for the purchase of 500,000 shares are presently exercisable. Options for the purchase of the remaining 600,000 shares may only be exercised in the event the consultants are successful in obtaining certain agreements from connecting railroads, the City of New York and other third parties which agreements would increase rail traffic and otherwise benefit the Company's railroad operations.

E. Shares are issuable to W. Robert Bentley and Tad Mahoney, former officers of the Company. See Part I, Item 6, Executive Compensation - Employment Contacts for further information concerning the issuance of these shares.

F. In June 2000 the Company issued 500,000 shares of its Series C Preferred stock to John Marsala in payment of $500,000 in past due convertible notes and accrued interest owed to Mr. Marsala. At the option of Mr. Marsala, each Series C Preferred share may be converted into the greater of (i) 12.82 shares of the Company's common stock or (ii) the number of shares determined by dividing $1.00 by an amount (the "Conversion Price") equal to 90% of the average closing price of the Company's common stock for the five trading days preceding the date of conversion. For each share of common stock received upon the conversion of the Series C Preferred shares, Mr. Marsala will receive a warrant which will allow Mr. Marsala to purchase 1.0452 shares of the Company's common stock at a price of $0.12 per share at any time prior to the later of 90 days following the date the shares issuable upon the exercise of the warrant have been registered for public sale or 90 days after the conversion of the Preferred shares.

      The Company used the market price of its common stock on January 31, 2001 ($0.15 per share) for purposes of computing the shares issuable upon the conversion of the Series C Preferred stock, as well as the shares issuable upon the exercise of warrants issued upon the conversion of the Series C Preferred stock.

      The actual number of shares which will be issued upon the conversion of the Series C Preferred stock cannot be determined at this time and will depend upon the price of the Company's common stock at the time of conversion. The issuance of common stock upon the conversion of the Series C Preferred stock or the exercise of the warrants, as well as future sales of such common stock or the perception that such sales could occur, could adversely affect the market price of the Company's common stock.

Item 2. Legal Proceedings.

      On November 19, 1998 the City of New York filed a lawsuit against the Company and Robert Crawford, the Company's former President, in the U.S. District Court, Southern District of New York for the purpose of recovering the cost of the removal and cleanup of certain hazardous substances and petroleum at the Company's Bush Terminal facility. The suit alleges that certain parties were instructed by the Company to dispose of hazardous and toxic materials in an illegal manner. The plaintiff is seeking recovery of approximately $600,000, which it claims to have spent on the investigation and cleanup of the alleged disposal, as well as all future investigation and cleanup costs, and the cost of this litigation. The Company intends to vigorously defend this action. The lawsuit is presently in the early stages of discovery; accordingly the ultimate resolution of this matter is not ascertainable at this time. No provision has been made in the financial statements related to this matter. The City of New York v. New York Cross Harbor Railroad Terminal Corp., Robert R. Crawford and New York Regional Rail Corporation. United States District Court Eastern District of New York case no. 98 Civ. 7227.

Fraser, McIntyre and Spartz v NYCH. Supreme Court of the State of New York, County of Kings, Index no. 45966/99 action commenced November 23, 1999. This lawsuit was filed by three persons alleging ownership in NYCH. One of the individuals, Stephen H. Fraser is a shareholder of NYCH. The other two individuals sold their interest to Robert R. Crawford in 1993. These two individuals claim that they were not paid by Crawford. They allege that NYCH has guaranteed the performance of Mr. Crawford. The Company has not conducted an extensive review of the allegations in the complaint.

Murphy, Marseilles, Smith & Nammack, Inc. Chapter 7 Case No. 98 B 42104 (SMB) Richard E. O'Connell v NYRR Adversary Proceeding No. 00-02413. This is an action brought by the trustee for the Murphy, Marseilles, Smith & Nammack, Inc. bankruptcy estate. The bankruptcy trustee claims that Murphy, Marseilles, Smith & Nammack, Inc. made a $50,000 loan to the Company in April 1996. The Company has denied this claim.

      The Company's Board of Directors is reviewing certain transactions by former management.

Item 3. Changes in and Disagreements with Accountants.

      Effective June 8, 2000 the Company retained Feldman Sherb Horowitz & Co., P.C. ("Feldman/Sherb") to act as the Company's independent certified public accountants. In this regard Feldman/Sherb replaced Schneider Ehrlich & Associates, LLP ("Schneider/Ehrlich") which audited the Company's financial statements for the fiscal year ended December 31, 1997 and 1998. The report of Schneider/Ehrlich for these fiscal years did not contain an adverse opinion, or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles. However, the report of Schneider/Ehrlich for these fiscal years was qualified with respect to uncertainty as to the Company's ability to continue as a going concern. As a result of a judgement entered against the Company prior to December 31, 1998, the Company's financial statements were restated to reflect an increase in liabilities and an increase in retained earnings deficit for the same amount. During the Company's two most recent fiscal years and subsequent interim period ending June 8, 2000, there were no disagreements with Schneider/Ehrlich on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Schneider/Ehrlich would have caused it to make reference to such disagreements in its reports.

      The change in the Company's auditors was recommended and approved by the board of directors of the Company. The Company does not have an audit committee.

      During the two most recent fiscal years and subsequent interim period ending June 8, 2000, the Company did not consult Feldman/Sherb regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement or a reportable event as defined in the regulations of the Securities and Exchange Commission.
Item 4. Recent Sales of Unregistered Securities.

      The following information sets forth all securities of the Company which have been sold and which were not registered under the Securities Act of 1933 since January 1997. Unless otherwise indicated, the consideration paid for these securities was cash.

Common Stock
                                    No. of
                                    Shares                               Note
Date          Shares Issued To      Issued     Consideration          Reference

1/97-12/97    Various Investors    5,851,040    Cash, in payment of         A
                                                debt and for services
                                                rendered having a
                                                value of $607,327

5/97          One person          2,785,000     Conversion of 1,000 shares  C
                                                of Series A preferred stock

7/97          One person          3,333,333      135 shares of NYCH, 122    B
                                                shares of CHP and 715
                                                shares of the Class B
                                                preferred stock of CHP

9/97-12/97    One person         5,132,600      Conversion of 4,666 shares   C
                                                of Series B preferred stock

9/97          Fifteen persons    6,666,667      400 shares of NYCH,          B
                                                400  shares  of CHP and
                                                84  shares of the Class A
                                                preferred  stock of CHP

12/97         Three persons      1,666,667      100 shares of NYCH,          B
                                                100  shares  of CHP and
                                                21  shares of the Class A
                                                preferred  stock of CHP

3/98          One person           400,000      Services rendered which   B
                                                were valued at $36,000

8/98          One person            66,666      Services rendered which    B
                                                were valued at $60,000

10/98         One person           388,888      $35,000                    B

5/98 - 12/98                 Ten persons        10,251,295Conversion of    C
                                                notes, plus accrued
                                                interest, in the amount
                                                of $885,472

1/99          One person           350,000      Services rendered which    B
                                                were valued at $31,638

2/99          One person           300,000      Debt Settlement


4/99          Four persons       5,000,000      51% of the common stock of  B
                                                JS Transportation, Inc.

4/99          N/A (1)            1,000,000      Shares were issued in       B
                                                escrow to be used for
                                                the repayment of certain
                                                liabilities of JST
                                                Transportation, Inc.

6/99          One person           111,112      $10,000                     B

9/99          One person           200,000      Settlement of $33,000 in    B
                                                liabilities

2/99          Six persons          523,507      $57,212                      B

10/99-12/99   Twenty-one persons 7,981,280      Conversion of notes and      C
                                                accrued interest of $906,182

11/99         One person           249,055      Conversion of 180 shares     C
                                                of Series B Preferred stock

11/99         One person           300,000      Services rendered which      B
                                                were valued at $120,000

11/99         Two persons           15,000      Services rendered which      B
                                                were valued at $10,000

3/00          Six Persons        1,495,020      $170,656                     B

2/00          Thirty-six persons   480,600      All outstanding shares of    B
                                                OSK Capital I Corporation

3/00          One person            49,498      30 shares of NYCH and        B
                                                31 shares of CHP

3/00          One person           200,000      Services rendered which      B
                                                were valued at $80,000

7/00          Two persons           50,000      $10,000 additional interest  B

9/00          One person           302,286      Services rendered which      B
                                                were valued at $63,480

9/00          One person           377,920      Payment of $60,000 in       B
                                                liabilities

10/00         One person            62,500      $7,500                      B

1/00 - 5/00   Five persons       5,577,162      Conversion  of              C
                                                Notes and  accrued
                                                interest in the
                                                amount of $797,449

12/00         One person             115,534    Repayment of $14,000        B
                                                 in debt

Preferred Stock
---------------

11/96         One person       1,000 Series A    $25,000                     A
                              Preferred shares

7/97          Two persons      4,846 Series B    $484,600                    A
                               Preferred shares

12/99         One person       500,000 Series C  Payment of $500,000 of      B
                               Preferred shares  convertible notes plus
                                                 10% in interest

(1) As of November 30, 1999, 160,000 of the 1,000,000 shares had been issued to two creditors of JST in payment of liabilities in the amount of $175,300.

Convertible Notes

      Between April 1997 and December 2000 the Company sold $3,892,000 of convertible notes, as well as warrants for the purchase of shares of the Company's common stock, to various private investors for cash.

      In December 1999, the Company issued a $50,000 convertible note to one person in payment for rail equipment.

      The sale of the convertible notes were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The convertible notes were acquired for investment purposes only and without a view to distribution. The persons who acquired the convertible notes were fully informed about matters concerning the Company, including its business, financial affairs and other matters, and acquired the convertible notes for their own accounts. The convertible notes are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission. No underwriters were used and no commissions were paid in connection with the sale of the convertible notes.

Cancellation of Shares

      In September 1998 the Company needed to issue shares of its common stock in order to obtain capital and to allow for the conversion of certain convertible notes. However, in September 1998 the Company's authorized capitalization was 150,000,000 shares of common stock and the Company had 148,970,062 shares of common stock which were outstanding. To permit the issuance of additional shares of common stock, Robert Crawford, who was then the Company's President and a Director, surrendered 10,000,000 shares of common stock which he owned for cancellation. The 10,000,000 shares were returned to the status of authorized and unissued shares.

Exemptions from Registration

A. The issuance of these shares was exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission.

B. The sale of these  securities  were  exempt  from  registration  pursuant  to
Section 4 (2) of the Securities Act of 1933. The shares issued in these transactions were acquired for investment purposes only and without a view to distribution. The persons that acquired these shares were fully informed about matters concerning the Company, including its business, financial affairs and other matters and acquired the securities for their own accounts. The securities referred to in this paragraph are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission. No underwriters were used and no commissions were paid in connection with the issuance of these shares.

C. The issuance of these shares was exempt pursuant to Section 3 (a) (9) of the Securities Act of 1933. The shares issued in reliance upon the exemption provided by Section 3 (a) (9) are restricted securities as that term is defined in Rule 144 of the Securities and Exchange Commission.

Item 5. Indemnification of Directors and Officers.

      The Delaware General Corporation Law and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Index to Exhibits

Exhibit 2   Plan of Acquisition, Reorganization, Arrangement,
            Liquidation, etc.                                          None

Exhibit 3   Articles of Incorporation, as amended, and Bylaws            (1)
                                                                       -----

Exhibit 4   Instruments Defining the Rights of Security Holders

      4.1   Incentive Stock Option Plan                                  (1)
                                                                       -----

      4.2   Non-Qualified Stock Option Plan                              (1)
                                                                       -----

      4.3   Stock Bonus Plan                                             (1)
                                                                       -----

      4.4   Designation of Series B Preferred Stock                      (1)
                                                                       -----

      4.5   Designation of Series C Preferred Stock                    _____

Exhibit 9   Voting Trust Agreement                                     None

Exhibit 10  Material Contracts                                         None

10.1  Lease and Asset Agreement-Greenville Yard,
            Jersey City, New Jersey.                                     (2)
                                                                       -----

      10.2  Employment Agreement with Ronald Bridges                   _____

Exhibit 21  Subsidiaries of the Registrant                               (1)
                                                                       -----

(1)   Previously filed

(2) This Exhibit has been omitted from this registration statement pursuant to Rule 406 of the Securities and Exchange Commission. This Exhibit has been separately filed with the Commission in accordance with the rules of the Commission concerning confidential treatment of information required to be filed under the Securities Act of 1933.

                             NEW YORK REGIONAL RAIL
                          CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                           DECEMBER 31, 1998 and 1997

                        Report of Independent Accountants



To the Board of Directors
New York Regional Rail Corporation

We have audited the accompanying consolidated balance sheets of New York Regional Rail Corporation (the "Company") at December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31. 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the fiscal 1998 financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1998 and the consolidated results of operations and cash flows for each of the years in the three-year period ended December 31, 1998.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note N to the financial statements, the Company has suffered recurring losses from operations and working capital deficits that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note N. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note Q, the financial statements for each of the years in the three-year period ended December 31,1998 have been restated.

                                   Schneider & Associates LLP
                                   (formerly Schneider Ehrlich & Associates LLP)


November 30, 1999,  except for
Note Q, which is dated December 29, 2000
Jericho, New York

                    NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,
                                                       1998         1997
ASSETS                                                RESTATED - SEE NOTE Q
   Current assets
     Cash                                         $    8,291   $   12,429
     Accounts receivable, net of allowance for
     doubtful accounts of $13,715 and $13,715,
     respectively                                    114,152       93,623
     Other current assets                             10,495       19,724
                                                  ----------   ----------
     Total current assets                            132,938      125,776

     Property, plant and equipment - net           2,882,824    3,169,147

     Other assets                                    101,950      114,775
                                                  ----------    ---------

     Total assets                                $ 3,117,712  $ 3,409,698
                                                  ==========   ==========

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' DEFICIT
 LIABILITIES
   Current liabilities
     Current maturities of long-term debt       $     46,000      $    --
     Convertible promissory notes:
       Related parties                               624,003      244,300
       Others                                         61,800       50,000
     Other short-term debt:
       Related parties                               166,327      207,876
       Others                                        787,448      901,980
     Accounts payable                                566,967      508,599
     Accrued expenses                              2,058,274    1,937,794
     Payroll taxes payable                           822,570    1,134,175
                                                  ----------   ----------

   Total current liabilities                       5,133,389    4,984,724
                                                  ----------   ----------

   Noncurrent liabilities:
     Deferred rent payable                            87,000       75,795
     Long-term debt                                  153,725           --
                                                  ---------- ------------

   Total noncurrent liabilities                      240,725       75,795
                                                  ----------   ----------

   Total liabilities                               5,374,114    5,060,519
                                                  ----------   ----------


                                   (continued)

                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                       1998         1997

RESTATED - SEE NOTE Q

   Temporary equity - redemption value of common
   stock returned by former president                 1,512,500         --

Commitments and contingent liabilities (see notes)

STOCKHOLDERS' DEFICIT
   Preferred Stock, $.001 par value, 4,999,820
     shares authorized; no shares issued and
     outstanding
   Series B Convertible Preferred Stock, $.001 par
     value, 180 shares authorized;
     180 and 180 shares issued and outstanding,
     respectively; stated at liquidation value           18,000      18,000
   Common stock, $.0001 par value,
     150,000,000 shares authorized;
     145,619,459 and 144,512,610 shares
     issued and outstanding, respectively                14,562      14,451

   Additional paid-in capital                         4,170,704   4,248,864
   Accumulated deficit                               (7,972,168) (5,932,136)
                                                     ----------  ----------

   Total stockholders' deficit                       (3,768,902) (1,650,821)
                                                     ----------  ----------

   Total liabilities, temporary equity and
   stockholders' deficit                            $ 3,117,712 $ 3,409,698
                                                     ==========  ==========

                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  DECEMBER 31,

                                         1998          1997         1996
                                         ----          ----         ----

RESTATED - SEE NOTE Q

Operating revenues                   $ 1,178,507    $ 1,335,468  $ 1,330,990

Operating expenses                     1,002,428      1,226,524      812,793
                                      ----------     ----------   ----------

Income from operations                   176,079        108,944      518,197

Administrative expenses                1,461,882      1,602,653    1,610,064
                                      ----------     ----------   ----------

Loss before other expenses            (1,285,803)    (1,493,709)  (1,091,867)

Other expenses
   Interest expense                     (644,229)      (407,135)    (148,840)
   Write-off of investment in EDTI           --             --      (750,000)
   Loss on disposition of equipment     (110,000)      (167,095)           --
                                      ----------     ---------- -------------

Total other expenses                    (754,229)      (574,230)    (898,840)
                                      ----------     ----------   ----------

Net loss                              (2,040,032)    (2,067,939)  (1,990,707)
Preferred stock dividends                    --        (444,686)     (25,000)
                                 --------------      ----------   ----------

Net loss applicable to common stock  $(2,040,032)   $(2,512,625) $(2,015,707)
                                      ==========     ==========   ==========

Per share data:
   Basic and diluted                    $(.01)         $(.02)        $(.02)
                                         ====           ====          ====

Weighted average number of common
 shares used in basic and diluted
 loss per share                      147,930,994    128,538,466  102,103,351
                                     ===========    ===========  ===========

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  DECEMBER 31,

                                         1998          1997         1996
                                         ----          ----         ----

RESTATED - SEE NOTE Q

Increase (decrease) in cash
   Cash flows from operating
     activities:
     Net loss                        $(2,040,032)   $(2,067,939)  $(1,990,707)

Adjustments to reconcile net loss to net
   cash used in operating activities
     Depreciation and amortization       178,232        217,369       212,479
     Write-off of investment in EDTI         --             --        750,000
     Loss on disposition of equipment    110,000        167,095           --
     Common stock and options issued
       for services                       75,311        273,793       335,003
     Beneficial conversion feature of
       convertible debt                  444,150        174,552           --
     Other non-cash charges               63,597         36,334        11,325
     Changes in operating assets and
      liabilities:
       Accounts receivable               (20,529)       (46,681)      283,120
       Other current assets                9,229         10,010        21,029
       Decrease in other assets            1,500         92,000        (8,259)
       Accounts payable                   58,368       (228,176)      167,380
       Accrued expenses                  349,573        289,279      (739,569)
       Payroll taxes payable            (311,605)      (222,417)      444,499
       Deferred rent payable              11,205         15,159        15,160
                                      ----------     ----------   -----------

        Total adjustments                969,031        778,317     1,492,167
                                      ----------     ----------    ----------

   Net cash used in operating
     activities                       (1,071,001)    (1,289,622)     (498,540)
                                        ----------   ----------    ----------

Cash flows from investing activities:
   Purchase of property, plant and
     equipment                            (1,759)       (49,020)          --
   Investment in EDTI                        --             --       (250,000)
                                  -------------  -------------     ----------

Net cash used in investing activities     (1,759)       (49,020)     (250,000)
                                     -----------     ----------    ----------

                                                                   (continued)

                 See notes to consolidated financial statements

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  DECEMBER 31,

                                             1998          1997         1996
                                             ----          ----         ----

RESTATED - SEE NOTE Q

Cash flows from financing activities:
   Convertible promissory notes - others    325,000       264,400          --
   Convertible promissory notes - related
     parties                                899,703       244,300          --
   Other short-term debt - related parties  (41,549)       40,452      26,900
   Other short-term debt - others          (114,532)      255,913     (46,437)
   Proceeds from issuance of common
     stock                                       --            --     750,401
   Proceeds from issuance of convertible
     preferred stock                             --       484,600      25,000
                                            --------      -------     -------

Net cash provided by financing
     activities                           1,068,622     1,289,665     755,864
                                          ---------     ---------     -------

Net increase (decrease) in cash              (4,138)      (48,977)      7,324
Cash at beginning of year                    12,429        61,406      54,082
                                          ---------     ---------     -------

Cash at end of year                     $     8,291   $    12,429  $  61,406
                                        ===========    ==========   ==========

Supplemental cash flow information:
   Cash paid during the year for:
     Interest                          $      1,138   $       --    $      --

Non-cash transactions:
   Conversion of accounts payable
     to common stock                   $        --    $     9,518   $      --
   Conversion of debt to common stock $ 914,990 $ 339,409 $ -- Conversion of Series A Convertible
     Preferred Stock to common stock   $        --    $    25,000   $      --
   Conversion of Series B Convertible
     Preferred stock to common stock   $   466,600    $        --   $      --

                 See notes to consolidated fiancial statements

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD FROM JANUARY 1, 1996 TO DECEMBER 31, 1998
                              RESTATED - SEE NOTE Q



                                      Common Stock      Preferred Series A   Preferred Series B  Additional   Accumu
                                   Shares      Amount  Shares        Amount Shares       Amount   Paid-in     -lated
                                                                                                  Capital     Deficit       Total

Balances at January 1, 1996      82,496,223    $8,250     --         $  --      --       $  --     $241,750 $(1,873,490)$(1,623,490)
Issuance of common stock in
 connection with reverse merger  15,044,659     1,504     --            --      --          --      425,225          --     426,729
Private offering of common stock 12,684,615     1,269     --            --      --          --      749,132          --     750,401
Common stock issued for services  8,851,806       885     --            --      --          --      334,118          --     335,003
Issuance of Series A Convertible
 Preferred Stock                         --        --  1,000        25,000      --          --           --          --      25,000
Net loss for the year                    --        --     --            --      --          --           --  (1,990,707) (1,990,707)
                            ---------------  -------- --------   --------- --------  ---------- ------------  ---------- ----------
Balances at December 31, 1996   119,077,303    11,908  1,000        25,000      --          --    1,750,225  (3,864,197) (2,077,064)
Issuance of Series B Convertible
 Preferred Stock                         --        --     --            --   4,846     484,600           --          --     484,600
Common stock issued for
  services                        2,474,400       247     --            --      --          --      267,671          --     267,918
Common stock issued to
  retire debt                     1,982,615       198     --            --      --          --       99,802          --     100,000
Conversion of Series A Convertible
  Preferred Stock into common
  stock                           2,785,000       279 (1,000)      (25,000)     --          --       24,721          --          --
Conversion of debt into
  common stock                    1,393,025       139     --            --      --          --      239,270          --     239,409
Common stock issued in exchange for
 subsidiary shares               11,667,667     1,167     --            --      --          --    1,220,661          --   1,221,828
Value assigned to beneficial conversion
 feature of convertible notes            --        --     --            --      --          --      174,552          --     174,552
Conversion of Series B Convertible
 Preferred Stock into common
 stock                            5,132,600       513     --            --  (4,666)   (466,600)     466,087          --          --
Stock purchase warrants
  issued for services                    --        --     --            --      --          --        5,875          --       5,875
Net loss for the year                    --        --     --            --      --          --           --  (2,067,939) (2,067,939)
                     ---------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997   144,512,610    14,451     --            --     180      18,000    4,248,864  (5,932,136) (1,650,821)
Common stock issued to settle accounts
 payable                            400,000        40     --            --      --          --       29,478          --      29,518
Conversion of debt into common
  stock                          10,251,295     1,025     --            --      --          --      884,447          --     885,472
Value assigned to beneficial conversion
 feature of convertible notes            --        --     --            --      --          --      444,150          --     444,150
Stock purchase warrants issued
 for services                            --        --     --            --      --          --       11,695          --      11,695
Exercise of stock purchase
 warrants                           455,554        46     --            --      --          --       44,954          --      45,000
Stock options issued in connection with
 convertible debt                        --        --     --            --      --          --       18,616          --      18,616
Return of common stock by former
 president                      (10,000,000)   (1,000)    --            --      --          --   (1,511,500)         --  (1,512,500)
Net loss for the year                    --        --     --            --      --          --           --  (2,040,032) (2,040,032)
                     --------------- -------- -------- --------- --------  ----------- ------------ ---------- ----------
Balances at December 31, 1998   145,619,459   $14,562     --        $   --     180    $ 18,000  $ 4,170,704 $(7,972,168)$(3,768,902)
                                ====================================================================================================


               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A - NATURE AND ORGANIZATION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Description of the Merger with New York Regional Rail Corporation

            New York Regional Rail Corporation (the Company), a Delaware corporation formerly known as Bestsellers Group, Inc. (BSLR) was incorporated on April 19, 1994 under the laws of the state of Delaware. From April 1994 through July 1995, BSLR was engaged in the purchase of various businesses in diverse markets, including gift distribution, magazine and music publishing, electronic signage technology, and product licensing. As of the date of the proposed merger, BSLR did not have operations or significant assets, as its businesses had either been discontinued, sold or were in the process of being sold, or were in the early stages of development.

            In May 1996,  BSLR merged with New York  Regional  Rail  Corporation
            (NYRR) pursuant to an Agreement to Exchange Stock dated May 20, 1996 by and between the BSLR and NYRR (the "Merger Agreement"). Under terms of the Merger Agreement, NYRR exchanged all of its issued and outstanding shares for 82,496,223 Company shares. After the merger, the Company owned 84.57% of the outstanding common stock of the combined entity and became the surviving corporation to the merger. In addition, the Articles of Incorporation and the Bylaws of NYRR became the Articles of Incorporation and Bylaws of the Company, the directors and officers of NYRR became the directors and officers of the Company, and the Company, the legal parent company, changed its name to New York Regional Rail Corporation. This transaction is considered a reverse merger.

            Application of reverse merger accounting results in the following:

            1. The consolidated financial statements of the combined entity are issued under the name of the legal parent, but the entity is considered a continuation of the legal subsidiary (NYRR).

            2. As NYRR is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying values.

            3. Amounts presented for periods prior to May 1996 are those of NYRR, the legal subsidiary. All shares for periods prior to May 1996 have been retroactively adjusted for the recapitalization of shares.

            4. Costs related to the transaction with the Company were expensed during 1996.

            Description of Business

            The Company operates an ICC certified railroad through its majority-owned subsidiary, New York Cross Harbor Railroad Terminal Corporation ("NYCH"). Its business is to transport rail traffic and to deliver that rail traffic via barges across New York Harbor and the East River, thus connecting the Long Island Railroad and other lines. In addition, it receives and delivers railcars at certain industrial facilities located on a ten and one-half mile stretch of partially owned and partially leased track on the Brooklyn, New York waterfront, and two and one-half miles of its own tract located at its Greenville Yard in Jersey City, New Jersey. Another majority-owned subsidiary, CH Proprietary, Inc., formerly CH Partners, Inc. ("CHP") holds title to the railroad, marine and terminal equipment used in the business. At December 31, 1998, the Company owned 93.4% and 94.5% of NYCH and CHP, respectively.

            Basis of Presentation

            The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, NYCH and CHP. All intercompany transactions and balances have been eliminated.

            Revenue Recognition

            The Company recognizes revenue as earned on the date of freight delivery to the consignee or other commercial carrier.

            Property, Plant and Equipment

            Property, plant and equipment are stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred.

            Depreciation and amortization is calculated using the straight-line method. The estimated depreciable lives are 5 years for machinery and equipment , 20 years for marine assets, between 10 and 40 years for track and roadbed and between 10 and 20 years for operating equipment.

            Major customers

            The Company had sales to major customers as follows:

                                                           December 31,
                                               1998        1997      1996

            Customer A                       $134,312   $419,380   $138,024
            Customer B                        544,504    428,676    351,446
            Customer C                        350,252    402,634    546,616

            Concentration of credit risk

            At December 31, 1998, 61% of accounts receivable was concentrated in one customer. Credit is extended to customers based on an evaluation of each customer's financial condition, generally without requiring collateral or other security. Due to the historical concentration of receivables and relatively small customer base, the Company could be exposed to a large loss if one of its major customers were not able to fulfill its financial obligations.

            Minority interests

            The minority interest accounts have been reduced to zero for all periods presented as a result of cumulative operating losses. Accordingly, the portion of the losses that would normally be assigned to the minority interest stockholders ("excess losses") are recognized by the Company. The Company will recognize 100% of any subsequent profits until such time as the excess losses previously recognized by the Company have been recovered.

            Beneficial conversion feature of convertible securities

            Since 1996, the Company has issued convertible debt and equity securities with nondetachable conversion features that have intrinsic value at the date of issue. In accordance with applicable accounting rules, the Company measures this beneficial conversion feature at the issue date by multiplying the number of shares into which the security can be converted by the spread between the market price of its common stock and the conversion price of the security. The resulting discount is recognized by allocating a portion of the proceeds equal to the discount to additional paid-in capital. For convertible debt securities, the discount is amortized to interest expense over the period ending on the date the security first becomes convertible. For convertible preferred stock, the discount is amortized as a dividend charge. The amount of the discount is limited to the amount of proceeds allocated to the convertible instrument.

            Income taxes

            The Company accounts for its income taxes using the liability method, which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the assets and liabilities during the year. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

            Long-lived assets

            In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company records impairment losses on long-lived assets used in operations, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

            Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

            Earnings per share

            Basic loss per share is computed using the weighted average number of shares of outstanding common stock. Diluted loss per share for the years ended December 31, 1998, 1997 and 1996 is based only on the weighted average number of common shares outstanding during each of those years, as the inclusion of 2,785,000, 7,956,680, and

            30,181,881 common stock equivalents, respectively, would have been anti-dilutive. Common stock equivalents consist of stock options, warrants, convertible preferred stock, and convertible debt.

            Since December 31, 1998, the Company has issued a total of 9,595,220 shares of common stock, and approximately 26,000,000 common stock equivalents.

            Effect of recently issued accounting standards

            In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the new way that public enterprises report information about operating segments in annual financial statements, and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 by the Company in 1998 did not have a significant impact on the Company's current disclosures.

            In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits, which standardizes the disclosure requirements for pension and other post-retirement benefits. The adoption of SFAS No. 132 did not materially impact the Company's current disclosures.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging
            Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the Balance Sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company believes that the adoption of SFAS No. 133 on January 1, 2000 will not have a significant effect on its financial statements.

            In June 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 will not have a significant effect on its financial statements.

In February 1999 the Financial Accounting Standards Board issued SFAS No. 135, Rescission of Financial Accounting Standards Board No. 75 (SFAS No. 75) and Technical Corrections. SFAS No. 135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.

NOTE B -    PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment consists of the following:

                                                        1998        1997

            Marine equipment and dock facilities     $1,334,092  $1,334,092
            Railroad locomotive cars and equipment      215,205     215,205
            Track and related land improvements       1,210,498   1,210,498
            Idle property and equipment               1,450,000   1,450,000
            Other                                       256,165     404,256
                                                      ---------   ---------
                                                      4,465,960   4,614,051
            Less:  Accumulated depreciation           1,583,136   1,444,904
                                                      ---------   ---------
                                                     $2,882,824  $3,169,147
                                                      =========   =========

            Fixed assets include certain railroad operating assets acquired under a Lease and Asset Agreement dated January 20, 1993 between Consolidated Rail Corporation ("Conrail"), CRC Properties, Inc., an affiliate of Conrail ("CRCP") and NYCH. Under terms of the agreement, Conrail sold to NYCH for $1.00 all of the assets located on Conrail-owned property in Greenville, New Jersey that NYCH is renting pursuant to a 30-year lease. (See Note G). The assets, consisting principally of float bridges, roadbeds and track, and marine mooring cells, were recorded on the Company's books at the $1.00 purchase price. Based on independent valuations, the assets have an estimated current value of approximately $3,023,000.

            In the event that it cancels or otherwise terminates the lease, the Company will be obligated to remove the assets from the property. Conrail, however, may elect at its sole option to repurchase the assets for $1.00, in which case the Company would be relieved of the removal obligation.

            Idle property and equipment includes i) three of the Company's four carfloat barges with an original cost of $875,000 (net book value of $611,170), which have been idle since 1995. The barges are in working order but were taken out of service due to unfavorable business conditions. Two of the barges were returned to service in 1999; ii) terminal infrastructure with an original cost of $425,000 ( net book value of $212,500) located at an idle terminal which the Company plans to re-open; and iii) three locomotives with an original cost of $150,000 (net book value of $51,097), which require repair work.

            Depreciation expense totaled $178,232, $217,369 and $212,479 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE C -    PAYROLL TAXES PAYABLE

            Payroll taxes payable includes overdue federal, state and local taxes, plus estimated penalties and interest. In 1999, the Company paid approximately $510,000 in settlement of various outstanding federal payroll tax liabilities, and received a refund from the Internal Revenue Service ("IRS") of approximately $80,000 for overcharges. Also in 1999, the Company filed approximately $165,000 of additional federal penalty abatement claims. The IRS has not yet decided on these claims.



NOTE D -    ACCRUED EXPENSES

            Accrued expenses consist of the following:

                                                          December 31,
                                                        1998        1997

            Property taxes - City of New York        $  398,700  $  377,896
            Property taxes - New Jersey                 236,390     145,745
            Port Authority judgments (including
             accrued interest) - see Note Q             658,225     603,876
            Other accrued expenses                      764,959     810,277
                                                      ---------   ---------
            Total                                    $2,058,274  $1,937,794
                                                      =========   =========

            The Company is involved in a long-standing dispute with the City of New York over property tax assessments dating back to 1984 (see Note
            I).

            New Jersey property tax accruals as of December 31,1998 cover the periods from 1996 to 1998, and include interest of approximately $47,000.

NOTE E -    SHORT-TERM DEBT

            A.  Convertible Promissory Notes

                                                         1998        1997

            Related party lenders:

            Private investor                           $289,003    $184,300
            Former president                             40,000          --
            Former officer/wife of former president     200,000      60,000
            Private investment company                   45,000          --
            Stockholder in private investment company    50,000          --
                                                        -------   ---------
                                                       $624,003    $244,300
                                                        =======     =======

            Private investor

            Note payable issued in 1997 in the original amount of $184,300 bearing interest at 10% per annum with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, one additional share of common stock for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration. In 1998, the noteholder converted $47,262 of loan principal into 630,160 shares of common stock, and received an option to purchase an additional 630,160 shares for $.12 per share. In consideration of extending the loan, the Company increased the ratio of the remaining contingent option to 1.5 shares for each share acquired on conversion, effective in 1999. Additional note principal of $100,000 was converted into 1,333,333 shares of common stock in January 1999, which entitled the noteholder to an option to purchase an additional 2,000,000 shares at $.12 per share.

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 56,250 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party , or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 59,624 shares on the same terms as the initial option. In the event of conversion, the revised note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $101,965 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            During 1998, the private investor converted additional loan principal and accrued interest of $52,084 into 458,744 shares. As a result of the conversions, the lender received options to purchase 114,944 shares for $.25 per share.


            Former president

            Note payable in the amount of $40,000 bearing interest at 10% per annum and due March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Former officer/wife of former president

            Note payable issued in 1997 in the amount of $60,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. Note principal of $25,000 was converted into 333,333 shares of common stock in January 1999.

            Note payable in the amount of $25,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.20 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Note payable in the amount of $35,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 46,375 shares on the same terms as the initial option.

            Note payable in the amount of $80,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Private investment company

            Note payable in the amount of $45,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 72,500 shares on the same terms as the initial option. In the event of conversion, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            During 1998, the private investment company converted additional loan principal and accrued interest of $448,565 into 5,348,752 shares. As a result of the conversions, the lender received warrants to purchase the following: 1,250,000 shares for $.12 per share, 550,000 shares for $.15 per share, 1,250,000 shares for $.20 per share, and 178,292 shares for $.25 per share. The warrants are exercisable through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Stockholder in private investment company

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Others:

                                                          1998        1997

            a) Note payable                             $     -    $50,000
            b) Note payable                              50,000
            c) Note payable                              11,800          -
                                                         -------------------
            Total                                       $61,800    $50,000
                                                       ========    =======

a)             Note  payable in the amount of $50,000  bearing  interest at 10%.
               The note principal and accrued interest were converted into 744,013 shares in 1998.

            b) Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 62,500 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 66,250 shares on the same terms as the initial option. In the event of conversion, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            c) Note payable in the original amount of $25,000 bearing interest at 10% per annum with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The noteholder converted $14,166 of note principal and accrued interest into 127,059 shares during the year, which entitled him to receive an option to purchase 31,765 additional shares for $.25 per share. In consideration of extending the balance of the note, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters additional share of common stock, as adjusted, for each share acquired upon conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            B. Other Short-term Debt

                                                         1998          1997

            Related parties:

            Unsecured noninterest-bearing advances
            from  a Company attorney; due on demand.   $     -     $   9,501

            Notes payable at 10% per annum due to the
            wife of  the former president, maturing in
            2000; collateralized by accounts receivable
            of NYCH. Currently in default.              67,446        67,446

            Unsecured noninterest-bearing advances
            from the Company's former president; due
            on demand.                                  98,881       130,929
                                                       -------       -------
            Total                                     $166,327      $207,876
                                                        =======     =======

            Other lenders:

            a) Loan payable - factor                   $359,468    $474,000
            b) Notes payable - investors                234,209     234,209
            c) Loans payable - investors                 77,500      77,500
            d) Loan payable - vendor                     63,000      63,000
            e) Loan payable - former consultant          53,271      53,271
                                                        -------     -------
            Total                                      $787,448    $901,980
                                                        =======     =======

a) Loan payable under an expired factoring agreement. The balance includes net advances, estimated interest charges , and surcharges assessed by the factor when the Company failed to meet minimum financing levels. The factor has maintained a security interest in substantially all of the Company's assets, and has attempted unsuccessfully to recover the loan balance through litigation in New Jersey (see Note I). The Company has accrued the asserted claim, but believes the charges are excessive and is attempting to settle the matter.

b)   Notes   bearing   interest   at  10%  per  annum  and   maturing  in  2000;
     collateralized by accounts receivable of NYCH. Currently in default.

c) Unsecured noninterest bearing loans, due on demand. One loan, for $50,000, was repaid in 1999.

d)   Unsecured    loan   payable   to   a   vendor   for   track    maintenance;
     noninterest-bearing and due on demand. The Company settled with the vendor in 1999 (See Note I).

e) Unsecured loan payable to Ameril Group; no set repayment terms or interest rate. This loan is currently the subject of litigation (See Note I).

NOTE F -    LONG-TERM DEBT

            Note in the amount of $199,725 payable to the Seafarers Union for dues arrears; a lump sum payment of $25,000 due June 1999 with monthly payments of $3,500 thereafter beginning July 1999 through August 2003. Interest is payable at 5% per annum.

            Maturities of long-term debt are as follows:

                     Year ending
                    December 31,

                        1999                                       $ 46,000
                        2000                                         42,000
                        2001                                         42,000
                        2002                                         42,000
                        2003                                         27,725
                                                                    -------
                                                                   $199,725

NOTE G -    LEASE COMMITMENT

            The lease portion of the 1993 Agreement signed with Conrail (see Note B) provides a 30-year land lease to the Company for the use of Conrail's railroad operating property and water rights in Greenville, New Jersey. The agreement contains rent concessions early in the lease term, but eventually requires the Company to pay a maximum of 10% of the fair market rent, determined on the basis of an average of appraised values supplied by independent appraisers selected by each party.

            To date, Conrail Shared Assets Operation ("CSAO"), the successor to Conrail, has not submitted its appraisal of the leased property. Accordingly, the Company has computed its rent expense based on the results of its own appraisal and its interpretation of the terms and conditions of the lease. While the Company has used its best efforts to retain a professional appraiser with knowledge of the property and related market values, Conrail's appraisal could be higher than the Company's, resulting in additional rent expense.

            Rent expense under the lease has been recognized on a straight-line basis to account for the rent concessions provided during the lease term, resulting in a deferred rent liability of $87,000 as of December 31, 1998.

            Estimated future minimum lease payments under this lease as of December 31, 1998 are as follows:

                     Year ending
                    December 31,

                        1999                                       $ 16,961
                        2000                                         20,916
                        2001                                         24,870
                        2002                                         28,825
                        2003                                         28,825
                     Thereafter                                     547,675
                                                                    -------
                                                                   $668,072

            NYCH leases its Bush  Terminal  property in Brooklyn,  New York from
            the  Economic  Development   Corporation  of  New  York  City  on  a
            month-to-month basis at $2,200 per month.

            Aggregate rent expense for each of the years ended December 31, 1998, 1997 and 1996 was $50,611, respectively.

NOTE H -    EMPLOYMENT AGREEMENT

            In January 1998, the Company entered into an employment agreement with the president of NYCH expiring December 31, 2001. The agreement provides for an annual salary of $75,000 plus customary fringe benefits, and a grant of 1,000,000 shares of the Company's common stock. The shares, when issued, will be subject to an as yet undetermined vesting schedule.

NOTE I -    LEGAL MATTERS AND OTHER CONTINGENCIES

            The City of New York ("plaintiff") has brought suit against the Company, NYCH, and its former President in U.S. District Court, Eastern District of New York for the purpose of recovering the cost of removal and cleanup of certain hazardous substances and petroleum. The suit alleges that certain parties were instructed by the Company to dispose of the substances in an illegal manner. The plaintiff is seeking recovery of approximately $600,000 which it claims to have spent on the investigation and cleanup of the alleged disposal, as well as all future investigation and cleanup costs and the cost of this litigation. The Company intends to vigorously defend this action. The lawsuit is presently in the early stages of discovery; accordingly the ultimate resolution of this matter is not ascertainable at this time.

            The Company was named in a lawsuit by its former factoring agent ("plaintiff"), which seeks approximately $360,000 allegedly due it for uncollected accounts receivable, factoring fees, and surcharges for the Company's failure to meet certain predetermined minimum factoring levels. The claim is based on a factoring agreement between the parties dated December 1995. In March 1999, the case was dismissed in New Jersey Superior Court. The plaintiff has the right to file for arbitration in New York, but has not yet done so. The Company is attempting to negotiate a settlement with the plaintiff and believes, but cannot give assurance, that a settlement will be reached. The Company has accrued the plaintiff's claim as a current liability in its financial statements.

            In June 1997, the Company filed a complaint in U.S. District Court, Eastern District of New York against Conrail, claiming that Conrail violated federal antitrust laws by adopting policies and procedures which were designed to restrain trade and undermine interstate commerce. The suit further alleges that Conrail established a systematic policy of offering predatory and preferential rates for shippers to move freight on Conrail through its Albany route, thereby re-routing rail traffic away from the Company. The Company is seeking damages of $901 million. The court declined Conrail's request for a dismissal, and required that the Company's claims be heard by an arbitrator. Pending arbitration, the Company is exploring the possibility of a settlement with CSX Transportation ("CSXT") and Norfolk Southern Railroad ("NSR"), the acquirers of Conrail. The Company cannot give any assurance that discussions with CSXT or NSR will lead to a settlement of the claims.

            In February 1998, the Company was named in a suit filed in federal district court by a former consultant to BSLR ("plaintiff"). The suit claims that the Company failed to make certain payments for services rendered and reimbursement for certain funds advanced to BSLR prior to the reverse merger (See Note A). The plaintiff is seeking recovery of approximately $250,000. The Company believes this claim is without merit and intends to vigorously defend it. The plaintiff's motion for summary judgment was denied by the court. The ultimate resolution of this matter is not ascertainable at this time. The Company has recognized a liability of approximately $53,000 relating to this matter.

            The Company is also a party to routine claims and suits brought against it in the ordinary course of business. Some of these matters are covered by insurance. In the opinion of management, the outcome of these claims is not expected to have a material adverse effect on the Company's business, financial condition, or results of operations.

            The City of New York has billed the Company in excess of $3,200,000 for property taxes dating back to 1984. The Company claims that the tax assessments are for the most part erroneous because they relate either to real property that the Company does not own or lease, or to property which is not subject to the real property tax. The Company further claims that New York City taxing authorities have assessed taxes based on flawed valuations, resulting in substantial overcharges. The New York State Board of Equalization and Assessment has proposed significant reductions to these valuations, subject to the approval of the New York City Corporation Counsel. Preliminary negotiations are underway between the Company's representatives, the New York City Real Estate Tax Assessor, and the Corporation
            Counsel's  office.  Pending a  settlement  of the tax  arrears,  the
            Company has recorded a liability on its books of $398,700, representing the tax due on the Bush Terminal property, the only parcel currently used in the rail operations. Management expects, but cannot give assurance, that the outstanding liabilities will be settled for a lesser amount.

NOTE J -    CAPITAL TRANSACTIONS

            In May 1996, the Company sold 12,684,615 shares of common stock in a private offering at prices ranging from $.05 to $.08 per share. The offering raised proceeds of $805,000 before offering costs of $54,600.

            In November 1996, the Company's board of directors authorized the issuance of up to 1,000 shares of a Series A Convertible Preferred Stock with the following features:

Par  value: $.001 per share
Dividends:  $1.50 per share  payable  annually out of legally  available funds;
            unpaid dividends to be cumulative.
Voting rights: None
Conversion  feature:  Shares  are  convertible  on the basis of 2,785  shares of common stock for each preferred share. Converted Series A preferred shares shall constitute authorized but unissued shares of undesig-nated Preferred Stock.

            In December 1996, the Company sold 1,000 Series A shares to an investor for $25,000, or $25 per share. The investor converted the preferred shares into 2,785,000 common shares in May 1997. In connection with the offering, the Company recorded a $25,000 dividend to reflect the value of the beneficial conversion feature of the preferred shares. Due to the lack of accumulated earnings, the dividend was charged to additional paid-in capital. There were no unauthorized shares of Series A Preferred Stock as of December 31, 1997 and 1998.

            During 1996, the Company issued a total of 4,551,806 shares to employees, including 1,000,000 shares to the Company's then president and Chairman, in consideration of services rendered. The Company also issued a total of 4,300,000 shares to various consultants for services rendered. These shares were valued at their fair value on the date of issuance resulting in a noncash charge to income of $335,003.

            In January 1997, the Company's board of directors authorized the issuance of up to 5,250 shares of a Series B Convertible Preferred Stock with the following features:

Par  value: $.001 per share
Dividends:  Annual  dividend of $9.00 per share payable  annually out of legally available funds; unpaid dividends to be cumulative.
Voting rights: None
Liquidation preference: $100 per share
Conversion feature: Shares are convertible on the basis of 1,100 shares of common stock for each preferred share at any time after June 30, 1997. Converted Series B preferred shares shall constitute authorized but unissued shares of undesignated Preferred Stock.

            In May 1997, the Company raised proceeds of $484,600, or $100 per share in an offering of 4,846 Series B shares. In connection with the offering, the Company recorded a dividend of $444,686 to reflect the value of the beneficial conversion feature. Due to the lack of accumulated earnings, the dividend was charged to additional paid-in capital. A total of 4,666 shares were converted into 5,132,600 shares of common stock during the year.

            During 1997, a total of $239,409 of note principal and accrued interest was converted into 1,393,025 shares of common stock.

            In November 1997, the Company issued 500,000 common stock purchase warrants to an attorney for services rendered. The warrants are exercisable at $.09 per share for a two-year period expiring on December 31, 1999. The Company valued the warrants at $5,875 using the Black-Scholes option pricing model, and charged this amount to 1997 operations. The warrantholder purchased 388,888 shares in October 1998 by applying $35,000 of accrued legal fees towards the exercise price. The remaining 111,112 shares were purchased in May 1999.

            In December 1997, a group of investors converted debt in NYCH valued at $1,221,828 into a combination of NYCH common and preferred shares, and simultaneously exchanged the subsidiary shares into 11,667,667 shares of the Company's common stock representing an equivalent value.

            During 1997, the Company issued a total of 1,982,615 shares of common stock in satisfaction of various loans valued at $100,000.

            During 1997, a total of 2,474,400 shares of common stock were issued to various consultants and vendors for services to the Company during the year. These shares were valued at their fair market value on the date of issuance resulting in a noncash charge to income of $267,918.

            During 1997, the Company recorded an increase in additional paid-in capital of $174,552 to reflect the value of the beneficial conversion feature of certain convertible debt. The offsetting interest charge was expensed to operations.

            During 1998, the Company issued 10,251,295 shares of common stock on conversion of $885,472 of convertible debt principal and interest.

            In connection with the issuance of certain convertible debt in 1998, the Company granted six-month detachable options to purchase 275,000 shares of common stock for the lower of $.20 per share or 90% of the average common stock closing price for the five days preceding the exercise date. Holders of these notes who agreed to extend the maturity date of their loans received a second one-year option grant to purchase a total of 246,437 shares on the same terms as the initial grant. The options were valued at $18,616. All of the options were exercised in January 1999 at an exercise price of $.11.

            In 1998, the Company issued 400,000 shares of common stock to a contractor in payment of repair work valued at $29,518.

            In March 1998, the Company issued 200,000 common stock purchase warrants to an attorney for services rendered. The warrants are exercisable at $.15 per share for a twenty-month period through December 31, 1999. The Company valued the warrants at $11,695 using the Black-Scholes option pricing model and expensed this amount in its 1998 financial statements. The warrantholder purchased 66,666 shares in May 1998 by applying $10,000 of accrued legal fees towards the exercise price.

            In December 1998, the former president of the Company returned to treasury for cancellation 10,000,000 shares of common stock in exchange for 12,500 shares of Series B Convertible Preferred Stock. The issuance of the preferred shares was subsequently declared invalid (see Note Q).

            Cumulative Preferred B dividends in arrears were $1,620 and $3,240 at December 31, 1997 and 1998, respectively.

            During 1998, the Company recorded an increase in additional paid-in capital of $444,150 to reflect the value of the beneficial conversion feature of certain convertible debt. The offsetting interest charge was expensed to operations.

            In connection with the issuance of convertible debt in 1997 and 1998, the Company provided to certain noteholders nondetachable options to purchase additional shares upon conversion of their debt. The total number of shares subject to a contingent option grant is stated either as a fixed number or is based on a percentage of shares acquired by the noteholder on conversion. During 1998, an option to purchase 630,160 shares at $.12 per share was granted to a related party upon conversion of his debt. As of December 31, 1998, there were 5,264,147 additional shares subject to contingent options at exercise prices ranging from $.12 to $.18 per share, of which 5,026,420 shares were subject to contingent options issued to related parties.

NOTE K -    INCOME TAXES

            The Company has not recorded any provision for federal and state income taxes through December 31, 1998. The actual tax expense for 1998, 1997 and 1996 differs from "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to income before income taxes) as follows:

                                                Years ended December 31,
                                              1998        1997        1996

     Computed "expected" tax benefit$       (694,000)  $(703,000)  $(677,000)
     State income tax benefit, net of
        federal income tax benefit          (122,000)   (124,000)   (119,000)
     Change in valuation allowance
        for deferred tax assets allocated
        to income tax expense                803,000     551,000     652,000
     Permanent differences                    13,000     276,000     144,000
                                            --------    --------    --------
                                           $      --   $      --   $      --
                                           =========   =========   =========

            The sources and tax effects of temporary differences giving rise to the Company's deferred tax assets (liabilities) at December 31, 1998 and 1997 are as follows:

                                                       1998        1997

            Current:
            Accruals and reserves                    $ 275,000   $ 226,000
            Other                                        5,000       5,000
                                                      --------   ---------
                                                       280,000     231,000
            Valuation allowance for net current
            deferred tax asset                        (280,000)   (231,000)
                                                      --------    --------
            Total net current deferred tax asset     $      --   $      --
                                                     =========   =========

            Noncurrent:
            Net operating losses                   $ 3,025,000 $ 2,288,000
            Property, plant and equipment              (86,000)    (99,000)
            Deferred rent                               35,000      30,000
                                                    ----------  ----------
                                                     2,974,000   2,219,000
            Valuation allowance for net noncurrent
            deferred tax asset                      (2,974,000) (2,219,000)
                                                    ----------  ----------
            Total net noncurrent deferred tax asset $       --  $       --
                                                    ==========  ==========

            As a result of significant pretax losses in 1998, 1997 and 1996, management cannot conclude that it is more likely than not that the deferred tax asset will be realized. Accordingly, a valuation allowance has been established against the total net deferred tax asset for all periods presented. The Company has net operating losses of approximately $7,000,000 available to offset future taxable income. The losses expire at various dates ranging between 1999 and 2018. Utilization of these losses may be limited based on IRS and state change-of-ownership rules.

            The Company and its subsidiaries file separate federal and state income tax returns.

NOTE L -    COLLECTIVE BARGAINING AGREEMENT

            NYCH has entered into a collective bargaining agreement with the local chapter of the Seafarers Union and United, Industrial, Service, Transportation, Professional and Government Workers of North America, covering those employees in the transportation and delivery of rail traffic. This agreement covers 100% of the non-management employees associated with NYCH. The contract presently runs year-to-year and was renewed through December 31, 1999.

NOTE M -    WRITE-OFF OF INVESTMENT IN EDTI

            As a condition of the Company's reverse merger, and based upon representations made by BSLR management, BSLR's wholly owned subsidiary Electronic Display Technologies, Inc. (EDTI) was sold to two former officers and directors of the Company in exchange for convertible preferred stock of EDTI. The preferred stock was valued at $500,000, BSLR's original investment in EDTI. EDTI was a development stage Company involved in the development of technology for electronic signage. As a further condition, the Company was required to capitalize the entity with an equity contribution of $250,000. These funds were to be used for the completion of the technology and for the initial production of inventory. This funding occurred on June 6, 1996. Shortly thereafter it became apparent that the management of EDTI was unable to achieve certain milestones in accordance with its business plan. In addition, EDTI management was unable to provide an accounting regarding the use of funds, prospective contracts or the status of product development. Numerous requests for information were made by management in an attempt to determine the status of the Company's investment, all without success.

            In December 1996, management determined that the investment in EDT was impaired and required a complete write-off Management is contemplating legal action in an effort to recover the Company's investment.

NOTE N -    GOING CONCERN

            During the year ended December 31, 1998, the Company experienced, and continues to experience, certain liquidity problems. As indicated in the consolidated financial statements, the Company has incurred substantial operating losses in recent years, including a net loss of approximately $2,040,000 in 1998, and its consolidated financial position reflects a working capital deficiency of approximately $5,000,000 at December 31, 1998. Operating losses and cash flow deficits are continuing. In addition, the Company continues to be delinquent in payments to various trade creditors and taxing authorities. These delinquencies could ultimately lead to asset liens and seizures. The Company is also involved in litigation and other disputes whose outcome is uncertain, but for which the Company would likely require financial assistance from outside sources in the event of a material adverse monetary judgment.

            Management's plan with respect to these matters encompass the following actions:

            1.  Anticipated Increase in Rail Revenue

                The acquisition of Conrail in 1999 by CSXT and NSR has led to a more open, competitive market for freight service in the New York metropolitan area. In 1999, the Company entered into new interchange agreements with CSXT, NSR and Canadian Pacific Railroad. Given the improved business environment, these agreements are expected to lead to a significant increase in rail revenue. Also in 1999, the Company signed a transportation contract with a major local food producer and has agreements pending with two waste hauling companies.

            2.  New Financing

                The Company has raised $1,724,000 of additional financing in 1999 through the issuance of convertible notes. The proceeds of the notes have been used to pay accrued liabilities, to provide working capital for current operations, and to fund infrastructure improvements. (See Note P).

            3.  Business Acquisition

In April 1999, the Company issued 6,000,000 shares of common stock to acquire a 51% interest in J. S. Transportation, Inc. (JST), a short haul regional trucking company specializing in the transportation and disposal of municipal solid waste (See Note P). JST is expected to provide operating cash flow to the combined business.

            Management cannot provide any assurance that its plans will be successful in alleviating the Company's liquidity position and bringing the Company to the point of sustained profitability. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE O -    VALUATION AND QUALIFYING ACCOUNTS

                                                      December 31,
                                               1998        1997         1996

            Balance - beginning of year     $ 13,715   $      --    $  60,001
            Charged to expense                38,224      13,715       43,544
            Write-offs, net of recoveries    (38,224)        --      (103,545)
                                             -------    --------      --------
            Balance, end of year            $ 13,715     $13,715    $      --
                                             =======     ======      =========

NOTE P -    SUBSEQUENT EVENTS

            In January 1999, the board of directors approved option grants to three employee members of the board of directors for services rendered to the Company in 1998. The current president, the former president, and his wife each received a two-year option to purchase 500,000 shares at $.12 per share. The spread between the stock price and the exercise price on the date of grant of $54,300 was accrued in 1998 as a compensation cost.

            In January 1999, the Company issued 350,000 shares of common stock to its attorneys in payment of past services valued at $31,638. The value of the services was accrued in 1998.

            In January 1999, various noteholders exercised options to purchase 521,437 shares of common stock for $.11 per share.

            In February 1999, the Company completed a $300,000 financing of convertible notes. The notes bear interest at 10% per annum and are convertible at the lower of $.08 per share or 90% of the average closing price for the five days preceding the date of conversion. In the event of conversion, the noteholder will receive an option to purchase for $.12 per share, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In April 1999, the Company purchased a 51% interest in JST in exchange for 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, formed in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. Related parties owned a combined 70% interest in JST prior to the acquisition. The transaction will be accounted for as a purchase.

            During 1999, the Company completed a $1,424,000 financing of convertible notes. The notes bear interest at the rate of 10% per annum and are convertible at the lower of $.14 per share, or 90% of the average closing price of the common stock for the ten trading days preceding the date of conversion. The notes also contain a contingent option provision granting the noteholder one-half share of common stock for every share acquired on conversion of the note. The contingent options are exercisable at $.18 per share and expire on the later of April 30, 2000 or 90 days following the effective date of an SEC registration of the Company's common stock. The note proceeds were used to pay accrued liabilities, purchase fixed assets, and provide operating capital.

            In May 1999, the Company entered into three-year employment agreements with two officers. The agreements provide for annual salaries of $60,000 and $37,000, respectively, plus customary fringe benefits. One of the employees is a former Company director.

            In August 1999, the Company granted two-year options to purchase up to 1,900,000 shares of common stock for $.40 per share to two consultants. A total of 500,000 vested immediately for services previously performed; the balance of the options vest in accordance with a schedule of services to be rendered over a two-year period.

            In September 1999, the Company settled a $63,000 debt owed to a vendor for track maintenance by the issuance of 200,000 shares of common stock valued at $33,000,and a $30,000 unsecured promissory note bearing interest at 10% per annum. The note is convertible into common stock at the lower of $.55 per share or 90% of the average closing price of the common shares for the ten trading days preceding the date of conversion. In the event of conversion, the noteholder will be entitled to an option to purchase for $.75 per share, an additional one-half share for every share of common stock acquired on conversion through December 31, 2000. The note matures on August 31, 2000.

            In September 1999, the Company filed a certificate of amendment with the State of Delaware authorizing an increase in the number of common shares to 200,000,000, and an increase in the number of preferred shares to 1,000,000.

In September 1999, the Company granted options to purchase 500,000 shares of common stock to the law firm in which its general counsel is a partner. The options are exercisable at the lower of $.40 per share or 90% of the average closing price of the common shares for the ten days preceding the date of exercise. Options to purchase 300,000 shares were issued for services rendered prior to the grant; the balance is for future services. The firm purchased 300,000 shares at $.40 by applying $120,000 of accrued legal fees towards the exercise price.

            In September 1999, the Company granted to consultants options to purchase 250,000 shares at $.68 per share and 250,000 shares at $.85 per share.

NOTE Q -    RESTATEMENT OF FINANCIAL STATEMENTS

            The Company has restated its financial statements for 1996, 1997 and 1998 to reflect two judgments obtained against the Company prior to 1996 by the Port Authority of New York and New Jersey (PA) in the original amounts of approximately $440,000. The judgments relate to claims for rent arrearages on the Atlantic Terminal facility occupied by the Company, and for accrued lease payments and miscellaneous repairs on a tugboat owned by the PA. The financial statements also reflect the accrual of interest on the outstanding judgements at 9% per annum, totaling $218,225 from the inception of the judgments through December 31, 1998, and an offsetting reversal of a $234,000 reserve for contingencies carried forward from 1995.

            The 1998 financial statements have also been restated to reverse the issuance of 12,500 shares of an amended Series B Preferred Stock to the Company's former president in exchange for his return of 10,000,000 common shares. Counsel has determined that the preferred shares were invalidly issued because an amendment to the terms of the Series B shares required shareholder approval, which the Company never obtained. In the opinion of counsel, the Company is not obligated to settle the transaction in cash. However, as of December 31, 1998, the Company did not have enough authorized common stock to return the 10,000,000 shares to the former president; accordingly, the Company has restated the 1998 financial statements to record the redemption value of the common shares in a temporary equity account pending a resolution of the transaction, and has reversed a $567,000 charge reflecting the beneficial conversion feature of the amended Preferred B stock.

            The restatement does not affect previously reported net cash flows for the periods.

            The restatement impacted the Company's Statements of Operations and Balance Sheets, as follows:

                                           1998         1997           1996
                                           ----         ----           ----
Statements of Operations:

Net loss applicable to common stock -
   previously reported                 $(2,552,871)  $(2,462,764)  $(1,969,963)
Net loss applicable to common stock -
   as restated                          (2,040,032)  (2,512,625)    (2,015,707)

Basic and diluted loss per share
  applicable to common stock -
  previously reported                       $(.02)        $(.02)        $(.02)
Basic and diluted loss per share applicable
   to common stock - as restated             (.01)         (.02)         (.02)

            Balance sheets:

Current liabilities - previously
      reported                        $ 4,709,164    $4,614,848
Current liabilities - as restated       5,133,389     4,984,724
Total  liabilities - previously
   reported                             4,949,889     4,690,643
Total liabilities - as restated         5,374,114     5,060,519
Temporary  equity -  previously
   reported                                    --            --
Temporary  equity - as restated         1,512,500            --
Accumulated  deficit - previously
   reported                            (8,115,131)   (5,562,260)
Accumulated  deficit - as restated     (7,972,168)   (5,932,136)
Total stockholders' deficit -
  previously  reported                 (1,832,177)   (1,280,945)
Total stockholders' deficit
    - as restated                      (3,768,902)   (1,650,821)

                             NEW YORK REGIONAL RAIL
                          CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED

                                DECEMBER 31, 1999

                          INDEX TO FINANCIAL STATEMENTS


                                                                  Page

Consolidated Financial Statements

     Independent Auditors'Report                                  F-1

     Balance Sheet                                                F-2

     Statement of Operations                                      F-3

     Statement of Stockholders' Deficit                           F-4

     Statement of Cash Flows                                      F-5

     Notes to Financial Statements                             F-6 - F-22

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors
New York Regional Rail Corporation
Brooklyn, New York

We have audited the accompanying consolidated balance sheets of New York Regional Rail Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York Regional Rail Corporation and subsidiaries as of December 31, 1999, and the results of its operations, changes in stockholders' deficit and cash flows for the year then ended in conformity with generally accepted accounting principles.






                                                 Feldman Sherb & Co., P.C.
                                                Certified Public Accountants

New York, New York
October 10, 2000

              NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1999

                                     ASSETS

Current assets
    Cash                                                                $202,974
    Accounts receivable, net                                             657,857
    Prepaid expenses and other current assets                            46,015
                                                                         ------
       Total current assets                                              906,846

Property, plant and equipment, net                                     4,147,575

Other assets                                                            432,625
                                                                        -------
                                                                     $5,487,046

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
    Current maturities of long term debt                               $209,620
    Convertible promissory notes:
       Related parties                                                1,122,535
       Others                                                           843,156
    Other short-term debt:
       Related parties                                                   96,653
       Others                                                           314,980
    Accounts payable                                                  1,692,853
    Accrued expenses                                                  1,960,422
    Payroll taxes payable                                              379,567
                                                                        -------
       Total current liabilities                                      6,619,786

Deferred rent payable                                                    94,250

Long term debt                                                          626,282

Minority interest                                                        49,107

Temporary equity                                                      1,512,500

Stockholders' deficit:
   Series A Convertible Preferred Stock, $.001 par
      value, 1,000 shares authorized; no shares issued and
      outstanding                                                            --
  Series B Convertible Preferred Stock,
      $.001 par value, 15,000 shares authorized; no shares
      issued and outstanding                                                 --

  Common stock, $.0001 par value, 150,000,000
    shares authorized; 161,686,169 shares issued
    and outstanding                                                      16,169
  Additional paid-in-capital                                          7,746,548
  Accumulated deficit                                               (11,177,596)
                                                                    ------------
       Total stockholders' deficit                                   (3,414,879)
                                                                     -----------

                                                                     $5,487,046
                                                                     ==========


                See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                       FOR THE YEAR ENDED DECEMBER 31, 1999



Operating revenues                                              $    5,614,567
                                                                --------------

Operating expenses                                                   5,107,981

Administrative expenses                                              2,147,766
                                                                --------------

Total expenses                                                       7,255,747
                                                                --------------

Loss before other (income)expenses
   extraordinary item, and minority interest                        (1,641,180)


Other (income) expenses:
     Interest expense, net                                           1,680,847
     Other (income)                                                    (56,238)
                                                                --------------
           Total other (income)                                      1,624,609
           expenses                                           ----------------

Loss before extraordinary item and minority
     interest                                                       (3,265,789)

Extraordinary gain - forgiveness of debt                              (109,468)
                                                                --------------

Loss before minority interest                                       (3,156,321)

Minority interest in income of subsidiary                               49,107
                                                                --------------

Net loss                                                        $   (3,205,428)
                                                                ==============

                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                          YEAR ENDED DECEMBER 31, 1999

                                                                                            Additional
                           Common Stock         Preferred Series A     Preferred Series B    Paid-In     Accumulated
                         Shares      Amount     Shares      Amount     Shares     Amount     Capital       Deficit          Total

Balances at
 January 1, 1999       145,619,459   $14,562       --       $  --        180    $18,000     $4,170,704   $(7,972,168)   $(3,768,902)

Common stock issued
  for services             865,000       87        --          --         --         --        189,052            --        189,139

Exercise of stock
  options                  634,619       63        --          --        --          --         69,067            --         69,130

Value of beneficial
  conversion feature
   of convertible notes         --       --        --          --       --           --      1,395,000            --      1,395,000

Shares issued  for JS
  Transportation
  acquisition            5,000,000      500        --          --       --           --        599,500            --        600,000

Shares issued for
 reduction of JS
 Transportation debt     1,000,000      100        --          --       --           --        399,900            --        400,000

Conversion of debt into
  common stock           8,318,036      832        --          --       --           --        905,350            --        906,182

Conversion of preferred
  Series B into common
  stock                    249,055       25        --          --     (180)     (18,000)       17,975             --              0

Net loss                        --       --        --          --       --           --            --     (3,205,428)    (3,205,428)
                         ---------     -----     -----       ----     ----     --------       -------     -----------    ----------
Balances at December
  31, 1999             161,686,169   $16,169       --      $   --        0     $      0     7,746,548   $(11,177,596)   $(3,414,879)
                      ============  ========    ======     ======   =======    ========     =========   =============   ===========


                NEW YORK REGIONAL RAIL CORPORATION AND AFFILIATES
                             STATEMENT OF CASH FLOWS
                       FOR THE YEAR END DECEMBER 31, 1999

Increase  in cash and cash
equivalents
     Cash flows from operating
     activities:
         Net loss                                               $  (3,205,428)
    Adjustments to reconcile net loss to net cash (used in)     --------------
        operating activities:
         Depreciation                                                 307,000
         Amortization of goodwill                                      11,325
         Stock issued for services                                    189,139
         Beneficial conversion feature of convertible debt          1,395,000
         Minority Interest in subsidiary earnings                      49,107
         Changes in operating assets and liabilities:
              Accounts receivable                                   (543,705)
              Other current assets                                   (35,520)
              Other  assets                                         (342,000)
              Accounts payable                                      1,125,886
              Accrued expenses                                       (97,851)
              Payroll taxes payable                                 (443,003)
              Deferred rent                                             7,250
                                                                  ------------
     Total                                                          1,622,628
     adjustments                                                  -----------

Net cash used in operating                                        (1,582,800)
activities                                                        ===========
Cash flows from investing
activities:
     Purchase of property, plant and equipment                       (70,251)
                                                                  ------------
Net cash used in investing                                           (70,251)
activities                                                         ==========
Cash flows from financing
activities:
     Long term debt                                                   736,177
     Convertible notes - other                                        881,356
     Convertible notes - related                                      598,532
     party
     Other current debt - related                                    (64,993)
     party
     Other current debt - other                                     (372,468)
     Proceeds from issuance of capital stock for options               69,130
                                                                  ------------
Net cash provided by financing activities                           1,847,734
                                                                  ===========
Net decrease in cash and cash equivalents                             194,683
Cash at beginning of year                                               8,291
                                                                 ------------
Cash and cash equivalents at end of year                          $   202,974
                                                                  ===========

Supplemental cash flow information: Cash paid during the year for:
         Interest                                                       7,868
         Income taxes                                                      --

Non-Cash
Transactions
     Common shares issued in exchange for interest in
          subsidiary                                                  600,000
     Common shares issued for reduction of subsidiary debt          1,000,000
     conversion of debt into common stock                           8,316,036

     Purchase of equipment for debt;
         Equipment acquired                                           901,500
         Liabilities assumed                                          901,500















                 See notes to consolidated financial statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE AND ORGANIZATION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Description of the Merger with New York Regional Rail Corporation

            New York Regional Rail Corporation (the Company), formerly known as Bestsellers Group, Inc. (BSLR) was incorporated on April 19, 1994 under the laws of the state of Florida. From 1994 through 1996, BSLR was engaged in the purchase of various businesses in diverse markets, including gift distribution, magazine and music publishing, electronic signage technology, and product licensing. As of the date of the proposed merger, BSLR did not have operations or significant assets, as its businesses had either been discontinued, sold in the process of being sold, or were in the early stages of development.

            In May 1996,  BSLR merged with New York  Regional  Rail  Corporation
            (NYRR) pursuant to an Agreement to Exchange Stock dated May 20, 1996 by and between BSLR and NYRR (the "Merger Agreement"). Under terms of the Merger Agreement, NYRR exchanged all of its issued and outstanding shares for 87,000,000 Company shares. After the merger, the Company owned 84.57% of the outstanding common stock of the combined entity, changed its state of incorporation to Delaware, and became the surviving corporation to the merger. The merger has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of NYRR to which NYRR is treated as the continuing entity.

            Description of Business

            The Company operates an ICC certified railroad through its majority-owned subsidiary, New York Cross Harbor Railroad Terminal Corporation ("NYCH"), NYCH's business is to transport and deliver rail traffic via barges across New York Harbor and the East River, thus connecting the Long Island Railroad and other lines. In addition, it receives and delivers railcars at certain industrial facilities located on partially owned and partially leased track located in Brooklyn, New York and Jersey City, New Jersey. Another majority-owned subsidiary, CH Proprietary, Inc., formerly CH Partners, Inc. ("CHP") holds title to the railroad, marine and terminal equipment used in the business. At December 31, 1999 the Company owned 93.4% and 94.5% of NYCH and CHP, respectively.

            In April 1999, the Company purchased a 51% interest in J.S. Transportation, Inc. ("JST") in exchange for 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, formed in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. The transaction was accounted for as a purchase.

            In February 2000, the Company purchased a 100% interest in OSK Capital I Corp.("OSK") in exchange for 480,000 shares of common stock and $18,000 in cash. The Company's current business plan is to seek,  investigate  and,  if  warranted,  acquire one or more  properties  or
businesses,   and  to  pursue  other  related  activities  intended  to  enhance shareholder value. This transaction will be accounted for as a pooling.

            Basis of Presentation

            The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, NYCH, CHP, and JST. All intercompany transactions and balances have been eliminated.

            Revenue Recognition

            The Company recognizes revenue as earned on the date of freight delivery to the consignee or other commercial carrier.

            Property, Plant and Equipment

            Property, plant and equipment are stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred.

            Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated depreciable lives are 5 years for machinery and transportation equipment, 20 years for marine assets, between 10 and 40 years for track and roadbed and between 10 and 20 years for operating equipment.

            Concentration of Credit Risk

            At December 31, 1999, 15% of accounts receivable was concentrated in one customer. Credit is extended to customers based on an evaluation of each customer's financial condition, generally without requiring collateral or other security. Due to the historical concentration of receivables and relatively small customer base, the Company could be exposed to a large loss if one of its major customers were not able to fulfill its financial obligations.

            Minority Interests

            The minority interest accounts representing the investments in NYCH and CHP have been reduced to zero for all periods presented as a result of cumulative operating losses. Accordingly, the portion of the losses that would normally be assigned to the minority interest stockholders ("excess losses") are recognized by the Company. The Company will recognize 100% of any subsequent profits until such time as the excess losses previously recognized by the Company have been recovered.

            In April 1999 the company acquired a 51% common stock ownership in JS Transportation. At December 31, 1999, the company reported minority interest in the balance sheet of $201,178. For financial reporting purposes, the assets, liabilities and earnings of JST are consolidated in the company's financial statement, and the remaining ownership of JST has been recorded as "Minority Interest" in the balance sheet.

            Beneficial Conversion Feature of Convertible Securities

            Since 1996, the Company has issued convertible debt and equity securities with nondetachable conversion features that have intrinsic value at the date of issue. In accordance with applicable accounting rules, the Company measures this beneficial conversion feature at the issue date by multiplying the number of shares into which the security can be converted by the spread between the market price of its common stock and the conversion price of the security. The resulting discount is recognized by allocating a portion of the proceeds equal to the discount to additional paid-in capital. For convertible debt securities, the discount is amortized to interest expense over the period ending on the date the security first becomes convertible. For convertible preferred stock, the discount is amortized as a dividend charge.

            Income Taxes

            The Company accounts for its income taxes using the liability method, which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the assets and liabilities during the year. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

            Long-lived Assets

            In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company records impairment losses on long-lived assets used in operations, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

            Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

            Earnings Per Share

            Basic loss per share is computed using the weighted average number of shares of outstanding common stock. Diluted loss per share for the year ended December 31, 1999 is based only on the weighted average number of common shares outstanding during that period including common stock equivalents. Common stock equivalents are not included in the calculation of diluted earnings per share because such inclusion would have been anti-dilutive. Common stock equivalents consist of stock options, warrants, convertible preferred stock, and convertible debt.

            Stock-Based Compensation

            The Company has issued shares, warrants and options to employees and non-employees for services rendered. The Company has adopted the expense recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which establishes a fair value method for accounting for stock-based compensation plans. The Company values stock options and warrants issued based upon an option-pricing model and recognize this value as an expense over the period in which the options vest. Shares issued for services are recorded at fair value at the time the services were rendered.

            Recent Accounting Pronouncements

             In June 1998, the Financial  Accounting  Standard Board issued SFAS
            No. 133, "Accounting for Derivatives Instruments and Hedging Activities", which requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 137 is effective for fiscal years beginning after June 15, 2000. The Company does not presently enter into any transactions involving derivative financial instruments and, accordingly, does not anticipate the new standard will have any effect on its financial statements.

In February 1999 the Financial Accounting Standards Board issued SFAS No. 135, Rescission of Financial Accounting Standards Board No. 75 (SFAS No. 75) and Technical Corrections. SFAS No. 135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.

NOTE B -    PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment consists of the following:

            Marine equipment and dock facilities                 $1,334,092
            Railroad locomotive cars and equipment                  215,205
            Track and related land improvements                   1,328,690
            Idle property and equipment                           1,993,264
            Transportation  Equipment                               903,656
            Other                                                   262,804
                                                                  ---------
                                                                  6,037,711
            Less:  Accumulated depreciation                       1,890,136
                                                                  ---------
                                                                 $4,147,575

            Fixed assets include certain railroad operating assets acquired under a Lease and Asset Agreement dated January 20, 1993 between Consolidated Rail Corporation ("Conrail"), CRC Properties, Inc., an affiliate of Conrail ("CRCP") and NYCH. Under terms of the agreement, Conrail sold to NYCH for $1.00 all of the assets located on Conrail-owned property in Greenville, New Jersey that NYCH is renting pursuant to a 30-year lease. (See Note G). The assets, consisting principally of float bridges, roadbeds and track, and marine mooring cells, were recorded on the Company's books at the $1.00 purchase price. In the event that it cancels or otherwise terminates the lease, the Company will be obligated to remove the assets from the property. Conrail, however, may elect at its sole option to repurchase the assets for $1.00, in which case the Company would be relieved of the removal obligation.

            Idle property and equipment includes i) two of the Company's four carfloat barges with an original cost of $875,000 (net book value of $611,170), which have been idle since 1995. The barges are in working order but were taken out of service due to unfavorable business conditions. One of the barges were returned to service in the year 2000; ii) terminal infrastructure with an original cost of $425,000 (net book value of $212,500) located at an idle terminal which the Company plans to re-open; and iii) three locomotives with an original cost of $150,000 (net book value of $51,097), which require repair work. In addition, the Company performed major renovations to a carfloat, totaling $550,000. The carfloat was placed into service in the year 2000. These renovations were capitalized and depreciated beginning in the year 2000.

            Depreciation expense totaled $307,000 for the year ended year ended December 31, 1999.

NOTE C -    PAYROLL TAXES PAYABLE

            Payroll taxes payable includes overdue federal, state and local taxes, plus estimated penalties and interest. In 1999, the Company paid approximately $510,000 in settlement of various outstanding federal payroll tax liabilities, and received a refund from the Internal Revenue Service ("IRS") of approximately $80,000 for overcharges. Also in 1999, the Company filed approximately $165,000 of additional federal penalty abatement claims. The IRS has not yet decided on these claims.

NOTE D -    ACCRUED EXPENSES

            Accrued expenses consist of the following:

            Property taxes - City of New York              $428,700
            Property taxes - New Jersey                     296,390
            Port Authority judgments (including
                Accrued interest)                           708,500
            Other accrued expense                           526,832
                                                          ---------
            Total                                        $1,960,422
                                                          =========

            The Company is involved in a long-standing dispute with the City of New York over property tax assessments dating back to 1984 (see Note
            I).

            New Jersey property tax accruals as of December 31,1999 cover the periods from 1996 to 1999, and include interest of approximately $57,000.

NOTE E -    SHORT-TERM DEBT

            A.  Convertible Notes Payable

            Related party lenders:

            Private investor                                       $482,135
            Former president                                         40,000
            Former officer/wife of former president                 250,400
            Private investment company                              350,000
                                                                  ---------
                                                                 $1,122,535

            Private investor

            Note payable issued in 1997 in the original amount of $184,300 bearing interest at 10% per annum with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is  convertible  into shares of common stock at the lower of $.075 per share, or 90% of the average closing  bid price of the common  shares for the five  trading  days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, one additional share of common stock for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration. In 1998, the holder converted $47,265 of loan principal into 630,160 shares of common stock, and received an option to purchase an additional 630,160 shares for $.12 per share. In consideration of extending the loan, the Company increased the ratio of the remaining contingent option to 1.5 shares for each share acquired on conversion, effective in 1999. Additional note principal of $100,000 was converted at the rate of $0.075 per share into 1,333,333 shares of common stock in January 1999, which entitled the holder to an option to purchase an additional 2,000,000 shares at $.12 per share.

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 56,250 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the holder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 59,624 shares on the same terms as the initial option. In the event of conversion, the revised note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $101,965 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Notes payable in the amount of $293,135 bearing interest at 10% per annum, with an original maturity of June 30, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of between $.08 and $.14 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for between $.12 to $.18 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Former president

            Note payable in the amount of $40,000 bearing interest at 10% per annum and due March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The note was automatically renewed at date of expiration.

            Former officer/wife of former president

            Note payable issued in 1997 in the amount of $60,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The note was automatically renewed at date of expiration.

            Note payable in the amount of $25,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.20 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The note was automatically renewed at date of expiration

            Note payable in the amount of $35,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the holder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 46,375 shares on the same terms as the initial option. The note was automatically renewed at date of expiration

            Note payable in the amount of $80,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The note was automatically renewed at date of expiration

            In 1999, the former officer exercised her conversion rights under the notes and converted $ 25,000 of the outstanding note balance into shares of common stock. The conversion rate was at $.075 per share. Shares in the amount of 333,333 were issued.

            Notes payable in the amount of $75,400 bearing interest at 10% per annum, with an original maturity of June 30, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.14 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.18 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Private investment company

            In 1998, the private investment company converted loan principal and accrued interest of $448,565 into 5,348,752 shares. As a result of the conversions, the lender received warrants to purchase the following: 1,250,000 shares for $.12 per share, 550,000 shares for $.15 per share, 1,250,000 shares for $.20 per share, and 178,292 shares for $.25 per share. The warrants are exercisable through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $45,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the holder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. This conversion took place during 1999 with the private investment company receiving 645,043 shares of common stock for the $45,000 loan plus accrued interest. The Company also granted an additional option to purchase 72,500 shares on the same terms as the initial option. Upon conversion, the revised note granted the holder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of April 30, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, one-half of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration. This conversion took place during 1999 with the private investment company receiving 683,309 shares of common stock for the $50,000 loan plus accrued interest.

            Notes payable in the amount of $350,000 bearing interest at 10% per annum, with an original maturity of October 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The notes are convertible into shares of common stock at $.14 per share, or 90% of the average closing bid price of the common shares for the ten trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase at $.18 per share, one-half of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of April 30, 2000 or 90 days from the effective date of an SEC stock registration.

            Stockholder in private investment company

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. This conversion took place during 1999 with the stockholder in private investment company receiving 695,457 shares of common stock for the $50,000 loan plus accrued interest. Upon conversion, the holder received an option to purchase for $.18 per share, as adjusted, one-half of an additional share of common stock as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Other lenders:

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 62,500 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the holder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 66,250 shares on the same terms as the initial option. In the event of conversion, the revised note grants the holder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the original amount of $25,000 bearing interest at 10% per annum with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The holder converted $14,166 of note principal and accrued interest into 127,059 shares during the year ended December 31, 1998, which entitled him to receive an option to purchase 31,765 additional shares for $.25 per share. In consideration of extending the balance of the note, the revised note grants the holder an option to purchase for $.12 per share, as adjusted, three-quarters additional share of common stock, as adjusted, for each share acquired upon conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In 1999, the Other lenders exercised conversion rights under the notes and converted $70,395 (including accrued interest of $8,595) of the outstanding note balance into shares of common stock. The conversion rate was at $.08 per share. Shares in the amount of 879,936 were issued.

            Notes payable in the amount of $843,156 bearing interest at 10% per annum, with an original maturity of June 30, 1999. Due date extended at various times, with current maturity of December 31, 1999. The notes are convertible into shares of common stock at the lower of between $.08 and $.39 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for between $.12 to $.60 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In 1999, the Company converted the sum of $615,800 (including accrued interest of $47,834) in convertible notes payable into shares of common stock. Conversion rates vary between $.08 and $.14 per share. The Company issued common shares totaling 7,981,280.

            B. Other Current Debt

            Related parties:

            Unsecured non-interest bearing advances from the Company's former
            president; due on demand.                              $ 96,653
            Total                                                  $ 96,653
                                                                    =======

            Other lenders:

            a) Notes payable - investors                           $234,209
            b) Loans payable - investors                             27,500
            c) Loan payable - former consultant                      53,271
                                                                    -------
            Total                                                  $314,980
                                                                    =======

            On December 31, 1999, the Company reached a settlement agreement with its former factor for the sum of $250,000. The funds would be paid within one year of the agreement. In order to secure the payment, the Company issued 300,000 shares of the company's common stock to the factor. The stock is to be held in escrow with the Company's attorneys and liquidated at the Company's option in order to fund the payable. If said shares are insufficient to fund the payable in full, the Company has been authorized by the board of directors to issue additional shares until the liability is satisfied.

            a) Notes bearing interest at 10% per annum and maturing in 2000;
               collateralized by accounts receivable of NYCH. Currently in default.

            b) Unsecured  non-interest  bearing loans, due on demand. One loan, for $50,000, was repaid in 1999.

            c) Unsecured loan payable; no set repayment terms or interest rate.

NOTE F -    LONG-TERM DEBT

            Note in the amount of $157,895 payable to the Seafarers Union for dues arrears; monthly payments of $3,500 due through August 2004. Interest is payable at 5% per annum.

            Various notes payable in the amount of $678,007; collateralized by transportation equipment; interest payable at rates between 5% to 14%; monthly payments vary and are due through February 2004.

            Maturities of long-term debt are as follows:


                    Year ending
                    December 31,

                        2000                            209,620
                        2001                            199,353
                        2002                            222,560
                        2003                            158,619
                        2004                             45,750
                                                        -------
                                                       $835,902
                                                       ========
NOTE G -    LEASE COMMITMENT

            The lease portion of the 1993 Agreement signed with Conrail (see Note B) provides a 30-year land lease to the Company for the use of Conrail's railroad operating property and water rights in Greenville, New Jersey. The agreement contains rent concessions early in the lease term, but eventually requires the Company to pay a maximum of 10% of the fair market rent, determined on the basis of an average of appraised values supplied by independent appraisers selected by each party.

            To date, Conrail Shared Assets Operation ("CSAO"), the successor to Conrail, has not submitted its appraisal of the leased property. Accordingly, the Company has computed its rent expense based on the results of its own appraisal and its interpretation of the terms and conditions of the lease. While the Company has used its best efforts to retain a professional appraiser with knowledge of the property and related market values, Conrail's appraisal could be higher than the Company's, resulting in additional rent expense.

            Rent expense under the lease has been recognized on a straight-line basis to account for the rent concessions provided during the lease term, resulting in a deferred rent liability of $94,250 as of December 31, 1999.

            Estimated future minimum lease payments under this lease as of December 31, 1999 are as follows:

                    Year ending
                    December 31,

                        2000                             20,916
                        2001                             24,870
                        2002                             28,825
                        2003                             28,825
                        2004                             28,825
                     Thereafter                         518,850
                                                        -------
                                                       $651,111
                                                       ========

            NYCH leases its Bush  Terminal  property in Brooklyn,  New York from
            the  Economic  Development   Corporation  of  New  York  City  on  a
            month-to-month basis at $2,200 per month.

            Aggregate rent expense for the year ended December 31, 1999 was $52,811.

NOTE H -    EMPLOYMENT AGREEMENT

            In January 1998, the Company entered into an employment agreement with the president of NYCH expiring January 5, 2001. The agreement provides for an annual salary of $75,000 plus customary fringe benefits, and a grant of 1,000,000 shares of the Company's common stock.

NOTE I -    LEGAL MATTERS AND OTHER CONTINGENCIES

            The City of New York ("plaintiff") has brought suit against the Company, NYCH, and its former President in U.S. District Court, Eastern District of New York for the purpose of recovering the cost of removal and cleanup of certain hazardous substances and petroleum. The suit alleges that certain parties were instructed by the Company to dispose of the substances in an illegal manner. The plaintiff is seeking recovery of approximately $600,000 which it claims to have spent on the investigation and cleanup of the alleged disposal, as well as all future investigation and cleanup costs and the cost of this litigation. The Company is currently in settlement negotiations with the City.

            In June 1997, the Company filed a complaint in U.S. District Court, Eastern District of New York against Conrail, claiming that Conrail violated federal antitrust laws by adopting policies and procedures which were designed to restrain trade and undermine interstate commerce. The suit further alleges that Conrail established a systematic policy of offering predatory and preferential rates for shippers to move freight on Conrail through its Albany route, thereby re-routing rail traffic away from the Company. The Company is seeking damages of $901 million. The court declined Conrail's request for a dismissal, and required that the Company's claims be heard by an arbitrator. Pending arbitration, the Company is exploring the possibility of a settlement with CSX Transportation ("CSXT") and Norfolk Southern Railroad ("NSR"), the acquirers of Conrail. The Company cannot give any assurance that discussions with CSXT or NSR will lead to a settlement of the claims.

            The Company is also a party to routine claims and suits brought against it in the ordinary course of business. Some of these matters are covered by insurance. In the opinion of management, the outcome of these claims is not expected to have a material adverse effect on the Company's business, financial condition, or results of operations. The Company has established a reserve of $234,000 for the estimated costs of litigation and settlements.

            The City of New York has billed the Company in excess of $3,200,000 for property taxes dating back to 1984. The Company claims that the tax assessments are for the most part erroneous because they relate either to real property that the Company does not own or lease, or to property which is not subject to the real property tax. The Company further claims that New York City taxing authorities have assessed taxes based on flawed valuations, resulting in substantial overcharges. The New York State Board of Equalization and Assessment has proposed significant reductions to these valuations, subject to the approval of the New York City Corporation Counsel. Preliminary negotiations are underway between the Company's representatives, the New York City Real Estate Tax Assessor, and the Corporation
            Counsel's  office.  Pending a  settlement  of the tax  arrears,  the
            Company has recorded a liability on its books of $398,700, representing the tax due on the Bush Terminal property, the only parcel currently used in the rail operations. Management expects, but cannot give assurance, that the outstanding liabilities will be settled for a lesser amount.

            In 1993 and again in 1995, the Port Authority of New York and New Jersey ("PANYNJ") obtained judgements against NYCH for approximately $440,000. The judgements are for claims involving rent arrearages on property occupied by the Company at the PANYNJ's Atlantic Terminal facility and for accrued lease payments and miscellaneous repairs for a Tug Boat owned by the PANYNJ.

            The financial statements have been restated to account for these judgements. The Company has reflected the full amount of the judgement as a current liability. In addition, statutory interest at a rate of 9% has been accrued annually.

NOTE J -    CAPITAL TRANSACTIONS

            In January 1999, the board of directors approved option grants to three employee members of the board of directors for services rendered to the Company in 1998. The current president, former president, and his wife each received a two-year option to purchase 500,000 shares at $.12 per share. The spread between the stock price and the exercise price on the date of grant of $54,300 was accrued in 1998 as a compensation cost.

            In September 2000, as part of an overall termination agreement, the president agreed to cancel all rights to the above mentioned options. (See related subsequent event footnote.)

            In January 1999, the Company issued 350,000 shares of common stock to its attorneys in payment of past services valued at $31,638. The value of the services was accrued in 1998.

            In January 1999, various noteholders exercised options to purchase 521,437 shares of common stock for $.11 per share.

            In February 1999, the Company completed a $300,000 financing of convertible notes. The notes bear interest at 10% per annum and are convertible at the lower of $.08 per share or 90% of the average closing price for the five days preceding the date of conversion. In the event of conversion, the holder will receive an option to purchase for $.12 per share, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In April 1999, the Company purchased a 51% interest in JST in exchange for 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, formed in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. Related parties owned a combined 70% interest in JST prior to the acquisition. The transaction will be accounted for as a purchase.

            During 1999, the Company completed a $1,424,000 financing of convertible notes. The notes bear interest at the rate of 10% per annum and are convertible at the lower of $.14 per share, or 90% of the average closing price of the common stock for the ten trading days preceding the date of conversion. The notes also contain a contingent option provision granting the holder one-half share of common stock for every share acquired on conversion of the note. The contingent options are exercisable at $.18 per share and expire on the later of April 30, 2000 or 90 days following the effective date of an SEC registration of the Company's common stock. The note proceeds were used to pay accrued liabilities, purchase fixed assets, and provide operating capital.

            In August 1999, the Company granted two-year options to purchase up to 1,900,000 shares of common stock for $.40 per share to two consultants. A total of 500,000 vested immediately for services previously performed; the balance of the options vest in accordance with a schedule of services to be rendered over a two-year period. At December 31, 1999, 800,000 options expired for lack of performance.

            In September 1999, the Company settled a $63,000 debt owed to a vendor for track maintenance with the issuance of 200,000 shares of common stock valued at $33,000,and a $30,000 unsecured promissory note bearing interest at 10% per annum. The note is convertible into common stock at the lower of $.55 per share or 90% of the average closing price of the common shares for the ten trading days preceding the date of conversion. In the event of conversion, the holder will be entitled to an option to purchase for $.75 per share, an additional one-half share for every share of common stock acquired on conversion through December 31, 2000. The note matures on August 31, 2000.

            In September 1999, the Company filed a certificate of amendment with the State of Delaware authorizing an increase in the number of common shares to 200,000,000 and an increase in the number of preferred shares to 1,000,000.

            In September 1999, the Company granted options to purchase 500,000 shares of common stock to the law firm in which its general counsel is a partner. The options are exercisable at the lower of $.40 per share or 90% of the average closing price of the common shares for the ten days preceding the date of exercise. Options to purchase 300,000 shares were issued for services rendered prior to the grant; the balance is for future services. The firm purchased 300,000 shares at $.40 by applying $120,000 of accrued legal fees towards the exercise price.

            In September 1999, the Company granted to consultants options to purchase 250,000 shares at $.68 per share and 250,000 shares at $.85 per share. These options subsequently expired.

            Between November 5, 1999 and December 31, 1999, the company converted the sum of $615,800 (including accrued interest of $47,834) in convertible notes payable into shares of common stock. Conversion rates vary between $.08 and $.14 per share. The company issued common shares totaling 7,981,280.

            On November 29, 1999 the company converted 180 shares of cumulative preferred stock into shares of common stock. Common shares issued totaled 249,055.

NOTE K -    INCOME TAXES

            The Company has not recorded any provision for federal and state income taxes through December 31, 1999. The actual tax expense for 1999 differs from "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to income before income taxes) as follows:

            Computed "expected"tax benefit                  $(886,000)
            State income tax benefit, net of
               federal income tax benefit                    (153,000)
            Change in valuation allowance
               for deferred tax assets allocated
               to income tax expense                          782,000
            Permanent differences                             239,000
                                                             --------
                                                          $        --
                                                          ============

The sources and tax effects of temporary differences giving rise to the Company's deferred tax assets (liabilities) at December 31, 1999 are as follows:

            Current:
            Accruals and reserves                    $ 151,000
            Other                                        5,000
                                                     ---------
                                                       156,000
            Valuation allowance for net current
            deferred tax asset                        (156,000)
                                                      --------
            Total net current deferred tax asset   $        --
                                                    ==========

            Noncurrent:
            Net operating losses                    $2,886,000
            Property, plant and equipment              (86,000)
            Deferred rent                               35,000
                                                    ----------
                                                     2,835,000
            Valuation allowance for net noncurrent
            deferred tax asset                      (2,835,000)
                                                    ----------

            Total net noncurrent deferred tax
                asset                               $       --
                                                    ===========

            As a result of significant pretax losses in 1999, management cannot conclude that it is more likely than not that the deferred tax asset will be realized. Accordingly, a valuation allowance has been established against the total net deferred tax asset for all periods presented. The Company has net operating losses of approximately $9,000,000 available to offset future taxable income. The losses expire at various dates ranging between 2000 and 2019. Utilization of these losses may be limited based on IRS and state change-of-ownership rules.

            The Company and its subsidiaries file separate federal and state income tax returns.

NOTE L -    COLLECTIVE BARGAINING AGREEMENT

            NYCH has entered into a collective bargaining agreement with the local chapter of the Seafarers Union and United, Industrial, Service, Transportation, Professional and Government Workers of North America, covering those employees in the transportation and delivery of rail traffic. This agreement covers 100% of the non-management employees associated with NYCH. The contract presently runs year-to-year and was renewed through December 31, 1999. In December 1999, the Company and the union agreed to extend the contract for a period of six months. In August 2000, negotiations on a long-term agreement were entered into.

NOTE M -    VALUATION AND QUALIFYING ACCOUNTS

            Balance - beginning of year                      $ 13,715
            Charged to expense                                 83,224
            Write-offs, net of recoveries                     (38,224)
                                                              -------
            Balance, end of year                             $ 58,715
                                                              =======

NOTE N -    PREFERRED STOCK/TEMPORARY EQUITY

            In 1998,  the Company  reversed  the  issuance  of 12,500  shares of
            Series B Cumulative Convertible Preferred Stock ("the Preferred Shares") to the Company's former president which were issued in exchange for his return of 10,000,000 common shares. Counsel determined that the preferred shares were invalidly issued because an amendment to the terms of the Series B shares required shareholder approval, which the Company never obtained. The Company has not returned the 10,000,000 shares to the former president and accordingly has recorded the redemption value of the common shares in a temporary equity account pending resolution of the transaction.

            In December 1999, the Board of Directors established the Company's Series C Preferred Stock, ("Series C"), by authorizing the issuance of up to 500,000 shares. The Series C has an annual dividend of $0.10 per share. Dividends not declared by the Board cumulate and accrue interest at 10% per annum. Upon liquidation or dissolution, each share is entitled to distribution of $1.20 plus unpaid dividends prior to distribution to holders of common. The shares contain a provision whereby the holder has a 300 to 1 voting right per share. The shares are convertible into common at the election of the holder, subsequent to June 1, 2000. Each share of Series C is convertible into 12.82 shares of common stock or 90% of the 5 day average closing bid price of the Company's common stock plus accrued interest. For each share of common stock received on conversion, the holder is entitled to purchase 1.042 shares of the Company's common stock at $0.12 per share.

            In June 2000, 500,000 shares of Series C were issued to John Marsala in exchange for a $500,000 delinquent note due him.

NOTE O -    SUBSEQUENT EVENTS

            In January 2000, the PANYNJ enforced its judgements by placing a lien on the Company's accounts receivables with Norfolk Southern
            ("NS"). In February 2000 the Company and the PANYNJ reached a temporary repayment agreement whereby, NS would remit 20% of all accounts receivable due the Company to the PANYNJ until such time as a permanent agreement could be reached. The temporary repayment agreement has been subsequently extended on several occasions. Through July 2000 approximately $19,000 has been remitted to the PANYNJ in partial satisfaction of the judgements. Management is currently negotiating with the PANYNJ in an attempt to arrive at a settlement amount and structure a long-term repayment schedule.

            In January 2000, JST entered into a working capital demand note with certain related parties.

            In March 2000, the Company's corporate counsel exercised 200,000 options at $.40 per share. The options were originally granted in satisfaction of prior legal fees owed.

            In September 2000, the Company's corporate counsel exercised 302,086 options at $.21 per share. The options were exercised in order to satisfy accrued legal fees in the amount of $63,438, incurred by the Company through August 2000.

            In September 2000, the Company terminated the services of its current President (Mr. Robert Bentley) under the current employment agreement. As part of the termination agreement, the company agreed to compensate the former president for wages due from the date of termination through December 31, 2000. In addition, the Company agreed to issue common shares per the original employment agreement. The Company will issue share grants of 333,333 shares per year for a three year period.

            In September 2000, the Company hired a President of NYRR, NYCHRR, CHP and OSK. The Company entered into an agreement whereby the President and his designated affiliate will receive an annual salary of $96,000. In addition, the President is eligible for incentive bonuses. These bonuses are a combination of cash and stock options. The incentive bonuses are based upon performance related to sales increases of NYCHRR. This agreement is for a period of one year and is renewable at the option of the parties.

            In September 2000, the Company hired a Vice President of Operations of NYRR, NYCHRR and CHP. The Company and the individual entered into an employment agreement. This agreement provides for annual compensation of $42,000. The agreement further stipulates that for every six months of satisfactory service, the VP of Operations is vested for 25,000 options. This agreement is for a period of one year and is renewable at the option of the parties.

            On September 1, 2000 the Company was informed by the Gloucester County Landfill Improvement Authority (GCLIA) that the current waste supply agreement between the companies will not be renewed. Therefore, effective December 31, 2000, the company will no longer be entitled top dispose of waste at current rates. The company is currently negotiating with other landfill facilities and anticipates continuing landfill operations without any interuption.

            As of October 1, 2000 the Company is currently negotiating a new three-year agreement with the Seafarers Union. It is management's intention that an agreement will be reached shortly. (See Note L).

                             NEW YORK REGIONAL RAIL
                          CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE NINE MONTHS ENDED

                               SEPTEMBER 30, 2000
                                   (unaudited)

                    NEW YORK RAIL CORPORATION AND AFFILIATES
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2000
                                   (Unaudited)

                                     ASSETS

CURRENT ASSETS:
 Cash                                                  $    87,254
 Accounts receivable                                       847,308
 Other current assets                                      108,742
                                                        ----------
TOTAL CURRENT ASSETS                                     1,043,305

PROPERTY AND EQUIPMENT, net                              4,358,438

OTHER ASSETS                                                87,011
                                                       -----------
                                                        $5,488,754

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
 Accounts payable and accrued expenses $3,574,435 Notes payable and current maturities of long term debt 1,972,693 Payroll and payroll taxes payable 745,088

TOTAL CURRENT LIABILITIES                                6,292,215

LONG TERM DEBT, NET OF CURRENT MATURITIES                  624,974

MINORTY INTEREST                                           195,096

TEMPORARY EQUITY                                         1,512,000

STOCKHOLDERS' DEFICIIT:
 Common stock, $ .0001 par value;
   authorized 200,000,000 shares;
   issued and outstanding 170,238,655 shares                17,024
 Series C convertible preferred stock                      500,000
 Additional paid-in capital                              7,793,333
 Accumulated deficit                                   (11,445,889)
                                                       ------------

TOTAL STOCKHOLDERS' DEFICIT                             (3,135,532)
                                                      -------------
                                                      $  5,488,754


          The accompanying notes are an integral part of the financial statements.

                    NEW YORK RAIL CORPORATION AND AFFILIATES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                 Nine Months Ended
                                 September 30,

                                2000         1999


OPERATING REVENUES           $6,781,199    $3,033,486

OPERATING EXPENSES            5,801,277     2,665,541
                            -----------   -----------

INCOME FROM OPERATIONS          979,921       367,945
                           ------------  ------------

ADMINISTRATIVE EXPENSES         918,144     1,124,782
                           ------------   -----------

INCOME (LOSS) FROM
 OPERATIONS                      61,777      (756,837)

INTEREST EXPENSE               (184,081)     (160,288)

NET INCOME (LOSS) BEFORE
 MINORITY INTEREST             (122,303)     (917,125)

MINORITY INTEREST IN
 INCOME OF SUBSIDIARY          (145,989)      (63,479)
                               ---------  ------------

NET INCOME (LOSS)            $ (268,293)   $ (980,604)
                             ===========   ===========

INCOME (LOSS PER COMMON
SHARE-BASIC AND DILUTED  $         0.00   $     (0.00)
                         ==============   ============

WEIGHTED AVERAGE
 NUMBER OF COMMON
 SHARES                     161,500,000   151,284,460
                            ===========   ===========


          The accompanying notes are an integral part of the financial statements.

                    NEW YORK RAIL CORPORATION AND AFFILIATES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)

                                          Nine Months Ended September 30,
                                            2000                 1999
                                            ----                 ----
CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net loss                            $   (268,293)           $ (980,604)
                                      -------------           -----------
  Adjustments to reconcile net loss to
    net cash used in operating activities:
  Depreciation                             158,300               205,000
  Amortization                                  --                35,000
  Minority interest in subsidiary earnings 145,989                80,629
Changes in assets and liabilities:
  Increase in accounts receivable         (189,451)             (413,396)
  (Increase) decrease in other current
      assets                               (62,727)             (182,435)
  Increase (decrease) in accounts
     payable                            (1,208,274)              309,792
  Decrease in accrued expenses           1,031,558               228,477
  Increase (decrease) in payroll
      taxes payable                        365,521              (341,469)
  Increase in deferred rent                  3,625                10,000
                                      ------------          ------------
                                          (244,541)              (68,402)
                                        -----------         -------------
NET CASH USED IN OPERATING
 ACTIVITIES                                (23,752)           (1,049,006)
                                         ----------           -----------

CASH FLOWS FROM INVESTING
ACTIVITIES
  Purchase of property and equipment      (352,847)             (261,117)
  Decrease in other assets                 345,614                    --
                                           -------           -----------

NET CASH USED IN INVESTING ACTIVITIES       (7,233)             (261,117)
                                            -------             ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable              475,000                    --
  Long term debt                            (1,308)              (73,544)
  Convertible notes - other               (229,156)              662,740
  Convertible notes - related party       (813,362)              654,532
  Other current debt - related party            --               (73,414)
  Other current debt                       (63,549)              (50,000)
  Proceeds from issuance of capital stock   47,640               198,889
  Proceeds from increase in preferred
      stock                                500,000                    --
                                           -------            ----------

NET CASH PROVIDED BY FINANCING
  ACTIVITIES                               (84,735)            1,319,203
                                       ------------            ---------
NET INCREASE (DECREASE) IN CASH           (115,720)                9,080
CASH - BEGINNING OF PERIOD                 202,974                 8,291
                                       -----------          ------------
CASH - END OF PERIOD                  $     87,254          $     17,371
                                      ============          ============

          The accompanying notes are an integral part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION
      ---------------------

      The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all the information and disclosures required for annual financial statements. These financial statements should be read in conjunction with the consolidated financial statements and related footnotes for the year ended December 31, 1999, included elsewhere in this prospectus.

      In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2000, and the results of operations and cash flows for the nine-month period ending September 30, 2000 and 1999 have been included.

      The results of operations for the nine month period ended September 30, 2000 are not necessarily indicative of the results to be expected for the full year.

2.    CAPITAL STOCK
      -------------

      The Company issued 302,086 shares of its common stock in satisfaction of legal services in the amount of $63,480.

      In July 2000, the Company issued to two un-related parties 25,000 shares each of the Company's common stock in settlement of additional interest owed as a result of previous notes payable.

      In satisfaction of $63,000 dollars of the Company's convertible notes and the interest due thereon the Company issued 377,920 shares.

      In June 2000 the Company issued 500,000 shares of its Series C Preferred stock to John Marsala, a principal shareholder, in payment of $500,000 in past due convertible notes and accrued interest owed to Mr. Marsala. Each share of Series C Preferred Stock is entitled to an annual dividend of $0.10 per share, commencing June 2000. Dividends not declared by the Board of Directors cumulate and accrue interest at 10% per annum. Upon any liquidation or dissolution of the Company, each outstanding Series C Preferred share is entitled to a distribution of $1.20 per share (plus any unpaid dividends) prior to any distribution to the holders of the Company's common stock. At the option of Mr. Marsala, each Series C Preferred share may be converted into the greater of (i) 12.82 shares of the Company's common stock or (ii) the number of shares determined by dividing $1.00 by an amount equal to 90% of the average closing price of the Company's common stock for the five trading days preceding the date of conversion. For each share of common stock received upon the conversion of the Series C Preferred shares, Mr. Marsala will receive a warrant which will allow Mr. Marsala to purchase
1.0452 shares of the Company's common stock at a price of $0.12 per share at any time prior to the later of 90 days following the dated the shares issuable upon the exercise of the warrant have been registered for public sale or 90 days after the conversion of the Preferred shares. Each Series C Preferred share is entitled to 300 votes on any matter presented to the Company's shareholders. As of January 31, 2001, none of the Series C Preferred shares had not been converted into shares of common stock.

3.    LEGAL MATTERS AND OTHER CONTINGENCIES
      -------------------------------------

      In 1993 and again in 1995, the Port Authority of New York and New Jersey ("PANYNJ") obtained judgments against the Company in the amount of approximately $440,000. The judgments are for claims involving rent arrearages on property occupied by the Company at the PANYNJ's Atlantic Terminal facility and for accrued lease payments and rental payments for tug boats owned by PANYNJ.

      The Company has reflected the full amount of the judgments as a current liability. The Company's Statements of Operations and Cash Flow for the nine months ended September 30, 1999 has been restated to account for these judgments. In addition, statutory interest at a rate of 9% has been accrued annually. The effect of recording these judgments was to increase current liabilities and stockholders' deficit by approximately $658,000 (including accrued interest of ($218,000). The Company is negotiating with PANYNJ in an attempt to arrive at a settlement amount and a long-term repayment schedule.

                                   SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEW YORK REGIONAL RAIL CORPORATION



Date: March 5, 2001                 By:   /s/ Ronald W. Bridges
                                         -----------------------------------
                                         Ronald W. Bridges, President


                                    By:   /s/ Joel Marcus
                                         -----------------------------------
                                         Joel Marcus, Chief Financial Officer

                       NEW YORK REGIONAL RAIL CORPORATION

                                  FORM 10-SB/A

                                    EXHIBITS